UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 16

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Final Results dated 16 March 2023

2022 Preliminary Results

Strong Organic Revenue growth and margin expansion

Excellent early progress on Terminix integration and cost synergy guidance raised

Well positioned to deliver at least 5.0% medium term Organic Revenue growth and >19.0% Group Adjusted Operating Margins in FY 25, up from c.15% pre Terminix

Financial Results	AER			CER
£m	2022 £m	2021 £m	Change%	2022 £m	2021 £m	Change%
Revenue	3,714	2,957	25.6%	3,522	2,957	19.1%
Adjusted EBITDA	859	676	27.1%
Adjusted Operating Profit	571	442	29.4%	542	442	22.7%
Adjusted Profit before Tax	532	416	27.7%	515	416	23.5%
Free Cash Flow	374	353	5.9%
Diluted Adjusted EPS	21.22p	17.99p	18.0%

Statutory Results
Revenue	3,714	2,957	25.6%
Operating Profit	317	347	(8.4%)
Profit before Tax	296	325	(9.1%)
EPS	11.57p	14.16p	(18.3%)
Dividend Per Share	7.55p	6.39p	18.2%

2022 Highlights (Unless otherwise stated, all financials include Terminix from the date of transaction completion and are presented at constant exchanges rates. Organic Revenue growth figures exclude COVID disinfection.)

●
Revenue up 19.1%, reflecting benefit of M&A, including Terminix, and strong Organic Revenue1 growth of 6.6%, driven by resilient demand and effective price progression. Statutory Revenue up 25.6% to £3,714m at AER. As expected, COVID disinfection revenue reduced to £20m (FY 21: £117m), with £6m in H2

	-	Organic Revenue growth of 5.7% in North America, with Terminix and Rentokil North America2 delivering similar rates of growth
	-	Organic Revenue up 9.1% in Europe, the Group's second largest region
	-	Strong broad-based Organic Revenue growth across all business categories: 5.6% in Pest Control; 9.3% in Hygiene & Wellbeing; and 16.6% in France Workwear
●	Adjusted Operating Profit increased 22.7%; 23.5% growth in Adjusted PBT. Statutory PBT down 9.1% to £296m at AER due to one-off and adjusting items, and interest related to the Terminix transaction
	-	Group Adjusted Operating Margin up 45bps to 15.4%3, the highest for 20 years
	-	Margin improvement driven by 26bps improvement in underlying trading performance and 19bps net impact from Terminix transaction
●	Free Cash Flow of £374m leading to 91.8% Adjusted Free Cash Flow conversion
●	Pro forma net debt to Adjusted EBITDA of less than 3.2x at 31 December 2022, as expected. Net debt at £3.3bn in line with Q3 guidance
●	Excellent progress on Terminix integration with cost synergy guidance increased to at least $200m
-
$13m pre-tax net P&L cost synergies achieved in FY 22, ahead of $4m guidance. On track to deliver a further $60m in FY 23, with total synergy target increased from at least $150m to at least $200m in FY 25

	-	Additional non-cash benefit of $18m in FY 22, reflecting application of IFRS accounting for termite provisions and LTIPs; a further $32m of non-cash benefits expected in FY 23
●	Continued strong execution on M&A:
	-	52 acquisitions (excluding Terminix) completed in 2022 for an aggregate consideration of £259m.Robust pipeline of high-quality M&A in place. Guidance on targeted spend in FY 23 of c.£250m
●	Recommended final dividend of 5.15p to bring total dividend for 2022 to 7.55p per share, an increase of 18.2%, in line with our progressive policy
●	Successful integration of Terminix and ongoing execution of our strategy will enable the enlarged Group to deliver a highly attractive investment proposition:
	-	Medium term Organic Revenue growth target increased to at least 5.0%
	-	Group Adjusted Operating Margin for FY 23 of c.16.5%, with North America Adjusted Operating Margin of c.19.5%
	-	Group Adjusted Operating Margin greater than 19.0% and Free Cash Flow conversion of at least 90% in FY 25
	-	Net debt to EBITDA of less than 3x by the end of FY 24, falling rapidly to 2-2.5x thereafter
	-	Continued progressive dividend policy
________________________________________________________________________________________________________

Andy Ransom, Chief Executive of Rentokil Initial plc, said:

"Our strong financial results, with Organic Revenue growth of 6.6%, demonstrate the resilience of our business model. We continue to successfully manage cost inflation, while driving investment in our services and people to sustain high levels of customer and colleague retention.

All of this has been achieved alongside the landmark acquisition of Terminix, reinforcing Rentokil Initial as the largest pest control company in the world. Early progress on integration has been excellent. I am especially pleased with today's announcement of an increase in expectations for total cost synergies to at least $200m that evidences our strong conviction in the enlarged Group's financial and strategic opportunities going forward."

2023 Outlook

We start the new calendar year with confidence in our plans, both operational and strategic. This is underpinned by the Company's inherently resilient business model as we continue to offset inflation with pricing and the early headway made in delivery of Terminix acquisition benefits. For the full year, notwithstanding the prevailing macroeconomic challenges, we expect continued good underlying trading momentum.

The Group's expectations for annual pre-tax net cost synergies achievable from the Terminix acquisition are increased from at least $150m to at least $200m by the end of FY 25, with $60m of incremental pre-tax net cost synergies expected to be delivered in FY 23. In-line with the increase in annualised go-forward cost synergies, total one-time cost to achieve synergies are expected to be c.$200m. In addition, we expect to benefit from $32m of further non-cash benefits in FY 23 arising from the application of IFRS accounting of termite provisions and LTIPs.

With margin protection from continued proactive cost inflation management and margin accretion from strategy execution, synergy delivery and IFRS accounting adjustments, Group Adjusted Operating Margin in FY 23 is expected to increase to c.16.5% and North America Adjusted Operating Margin to c.19.5%.

Our anticipated spend on M&A in FY 23 is c.£250m and Free Cash Flow conversion is expected to be 80-90%, primarily reflecting the impact of accounting adjustments.

The Group remains on track to achieve mid-teens EPS accretion in FY 23.

Medium term Guidance

As a result of our ongoing operational and strategic plans, combined with the benefits from the acquisition and integration of Terminix, we are increasing our medium term guidance for Organic Revenue growth from 4.0%-5.0% to at least 5.0%. In FY 25, we expect to deliver a Group Adjusted Operating Margin of greater than 19.0%.

As the impact of accounting adjustments phases out, Free Cash Flow conversion should increase back to at least 90% by FY 25.

As previously guided, we expect leverage to be consistent with BBB rating by the end of FY 24. Net debt to EBITDA is expected to be less than 3x by the end of FY 24 and we remain on plan to deliver net debt to EBITDA of 2.0x to 2.5x in the medium term. The Group is on track for ROIC to exceed WACC by FY 25.

Our progressive dividend policy remains unchanged.

Enquiries:

Investors / Analysts:	Peter Russell	Rentokil Initial plc	07795 166506
Media:	Malcolm Padley	Rentokil Initial plc	07788 978199

A presentation for investors and analysts will be held today, 16 March at 9.15am in the Bartholomew Suite Conference Room, The Leonardo Royal Hotel, 45 Prescot Street, London E1 8GP. This will be available via a live audio webcast at www.rentokil-initial.com.

________________________________________________________________________________________________________

Notes

1 Organic Revenue growth represents the growth in Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue). The Terminix acquisition is treated differently to other acquisitions for Organic Revenue growth purposes. The full pre-acquisition results of the Terminix business are included for the comparative period and Organic Revenue growth is calculated as the growth in Revenue compared to the comparative period.

2 Rentokil North America refers to the Rentokil Initial business in North America not inclusive of Terminix.

3 Includes net synergy benefit but excludes costs to achieve which are one-off by nature..

AER - actual exchange rates; CER - constant 2021 exchange rates

Non-GAAP measures - This statement presents certain non-GAAP measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include revenue and profit measures presented at constant exchange rates ("CER"), Organic Revenue Growth (including and excluding disinfection), Adjusted Operating Profit and Adjusted Operating Profit at CER, Adjusted Operating Margin at CER, Adjusted Profit Before Tax and Adjusted Profit Before Tax at CER, Adjusted Profit After Tax, EBITDA, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Cash Flow (previously named Operating Cash Flow), Adjusted Earnings Per Share and Diluted Adjusted Earnings Per Share. These measures may not be calculated in the same way as similarly named measures reported by other companies. Management believes that these measures provide valuable additional information for users of Rentokil Initial's Financial Statements in order to better understand the underlying trading performance in the year from activities and businesses that will contribute to future performance. The Group's internal strategic planning process is also based on these measures and they are used for incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures.

Adjusted Operating Profit represent the performance of the continuing operations of the Group (including acquisitions), and enable the users of the accounts to focus on the performance of the businesses retained by the Group, and that will therefore contribute to the future performance. Adjusted Operating Profit and Adjusted Profit Before Tax exclude certain items that could distort the underlying trading performance. Revenue and Adjusted Operating Profit are presented at CER unless otherwise stated. An explanation of the measures used along with reconciliation to the nearest IFRS measures is provided in Note 2 on page 22.

Summary of financial performance (at CER)

Regional Performance
	Revenue			Adjusted Operating Profit
	2022 £m	2021 £m	Change%	2022 £m	2021 £m	Change%
North America	1,675	1,291	29.7%	286	216	32.7%
Pest Control	1,581	1149	37.7%	269	187	44.1%
Hygiene & Wellbeing	94	142	(34.2%)	17	29	(41.5%)

Europe (inc. LATAM)	942	832	13.2%	187	163	14.8%
Pest Control	425	350	21.5%	103	92	12.7%
Hygiene & Wellbeing	324	316	2.4%	53	54	(2.7%)
France Workwear	193	166	16.6%	31	17	81.6%

UK & Sub Saharan Africa	370	359	2.9%	96	95	1.7%
Pest Control	187	176	6.2%	48	46	5.5%
Hygiene & Wellbeing	183	183	(0.2%)	48	49	(1.8%)

Asia & MENAT	308	271	13.4%	43	36	17.5%
Pest Control	222	187	18.8%	32	25	26.5%
Hygiene & Wellbeing	86	84	1.4%	11	11	(2.9%)

Pacific	221	197	12.8%	46	39	19.7%
Pest Control	101	90	12.9%	15	14	8.3%
Hygiene & Wellbeing	120	107	12.7%	31	25	26.2%

Central	6	7	(10.3%)	(105)	(97)	(8.9%)
Restructuring costs				(11)	(10)	(12.7%)
Total at CER	3,522	2,957	19.1%	542	442	22.7%
Total at AER	3,714	2,957	25.6%	571	442	29.4%

Category Performance
	Revenue			Adjusted Operating Profit
	2022 £m	2021 £m	Change%	2022 £m	2021 £m	Change%
Pest Control	2,516	1,952	29.0%	467	364	28.7%
Hygiene & Wellbeing	807	832	(3.2%)	160	168	(4.9%)
France Workwear	193	166	16.6%	31	17	81.6%
Central	6	7	(10.3%)	(105)	(97)	(8.9%)
Restructuring costs				(11)	(10)	(12.7%)
Total at CER	3,522	2,957	19.1%	542	442	22.7%
Total at AER	3,714	2,957	25.6%	571	442	29.4%

Note: Hygiene & Wellbeing year on year performance reflects the anticipated decrease in COVID disinfection revenues from £117m in FY 21 to £20m in FY 22.

In order to help understand the underlying trading performance, unless otherwise stated, figures below are presented at constant exchanges rates and Organic Revenue growth figures exclude the COVID disinfection business.

Revenue
The Group delivered a strong topline performance, with Revenue rising 19.1% to £3,522m and Organic Revenue up 6.6%. Statutory Revenue was up 25.6% to £3,714m at AER. Revenue growth in North America was up 29.7%, benefiting from the Terminix acquisition. Europe, the Group's second largest region, was up strongly by 13.2%, while Asia & MENAT was up 13.4%. Organic Revenue growth including COVID disinfection was 4.2%. Full year revenues from COVID disinfection services amounted to £20m (FY 21: £117m), £6m of which was generated in the second half of the year. Future revenues from disinfection services are anticipated to be non-material.

Our Pest Control category grew Revenue by 29.0% (5.6% Organic) to £2,516m, underpinned by strong price progression and good customer retention. Hygiene & Wellbeing Revenue decreased by 3.2% (9.3% Organic) to £807m. This was supported by resilient demand for washroom services, offset by the anticipated year on year reduction in COVID disinfection business. Improved year on year market conditions were reflected in the stronger contribution from our France Workwear business with Revenue up by 16.6% to £193m (16.6% Organic).

Profit
Adjusted Operating Profit rose by 22.7% during the year to £542m, reflecting core business growth across all major regions and categories, in addition to effective capture of early synergies from the Terminix transaction. This led to a 45bps increase year on year in Adjusted Operating Margins to 15.4%, despite the reduction in COVID disinfection revenues. This represented the Group's highest margin for 20 years. Underlying trading contributed 26bps to Group margin. Terminix overall contributed a net benefit of 19bps, made up of a 64bps increase from synergies and accounting adjustments with a 45bps offset from the underlying Terminix business. We have continued to deliver on our strategy of driving density improvements and M&A integration. Price increases have also been successfully implemented over the course of the year, with further price increases initiated for 2023. The extent to which the Group has been able to offset inflationary pressures demonstrates the resilience of the business model and the essential nature of our core products and services.

Within business categories, Adjusted Operating Margin for Pest Control was flat year on year at 18.6%. Hygiene & Wellbeing Adjusted Operating Margin decreased slightly by 30bps year on year to 19.8% (FY 21: 20.1%). Full-year restructuring costs of £11m at CER (£12m at AER) were up £1m on the prior year, consisting mainly of costs in respect of initiatives focused on our North America transformation programme. Adjusted profit before tax (at AER) of £532m, which excludes one-off and adjusting items and amortisation costs, increased by 27.7%. Adjusted interest of £48m at actual exchange rates was higher year on year, partly reflecting £44m of interest charges relating to financing of the Terminix transaction and a £19m offsetting reduction from the impacts of hyperinflation. One-off and adjusting items (operating) at AER of £136m includes £78m of deal costs and £52m of integration costs related to the Terminix acquisition ("Costs to Achieve") and £6m of other costs. Statutory profit before tax at AER was £296m, a decrease of 9.1% on the prior year (FY 21: £325m), due to one-off and adjusting items and increased interest costs relating to the Terminix transaction.

Cash (at AER)
Adjusted Cash Flow was previously titled Operating Cash Flow and has been amended for the sake of clarity, no changes have been made to the definition of this Alternative Performance Measure.

Adjusted Cash Flow of £490m was £31m higher than in FY 21. Higher trading profits resulted from organic and acquisitive growth. Adjusted EBITDA was £859m, up 27.1% versus 2021. One-off and adjusting items (non-cash) of £77m outflow (FY 21: £6m inflow) were largely due to deal and integration related costs of the Terminix acquisition. The Group had a £9m working capital inflow in FY 22 due to tight management of payables and receivables, partially offset by higher levels of inventory in the year to protect against potential supply chain challenges.

Capital expenditure of £190m was incurred in the period (FY 21: £160m), reflecting a more normal pattern of spend post pandemic and the inclusion of Terminix capital expenditure in the final quarter of the year. Lease payments were up 18.2%.

Cash interest payments of £39m were only £2m higher than in the prior year, reflecting the timing of interest charge payments relating to financing of the Terminix transaction. At the year end, £42m of interest was accrued on the balance sheet for payment in 2023. Cash tax payments for the period were £77m, an increase of £8m compared with the corresponding period last year. Free Cash Flow was £374m (FY 21: £353m), with Adjusted Free Cash Flow Conversion of 91.8%.

Acquisition and Integration of Terminix

Value creation opportunity confirmed; synergy guidance raised

The Terminix transaction closed on 12 October 2022. The completion of this landmark deal reinforces Rentokil Initial as the largest pest control company in the world. In total, Rentokil Initial's operations now span 91 countries, made up of nearly 59,000 colleagues, with 21,000 of those in North America. The Group's industry-leading scale and resource gives power to more investment in services, training, technology and innovation.

Extensive due diligence previously furnished us with a deep understanding of the Terminix operations and those early assumptions about the health of the business, both operational and financial, have remained intact. Terminix is a high-quality business with engaged employees, who have helped build a leadership position in North America residential and termite pest control. Our integration planning has confirmed the strong potential of the combination, which is both synergistic and complementary. The combined group will enjoy the benefits of scale as well as higher density in our operations that will enable margin acceleration. There is also a strong cultural fit between Terminix and Rentokil Initial - the businesses have a very similar playbook that is appropriately focused on people, customer service, sustainability and shareholder value - enabling effective collaboration and knowledge sharing.

In addition to the significant benefits for our customers and colleagues, our confidence is reinforced that the transaction will create significant value for shareholders. This is notwithstanding the shift to a higher interest rate environment since announcement of the deal in December 2021 that has prevented the capture of the previously anticipated $11m in financing synergies. However, there was strong early delivery on cost synergies with $13m of pre-tax P&L net cost synergies achieved from transaction completion to 31 December 2022. There was an additional non-cash P&L benefit of $18m from the application of IFRS accounting for termite provisions and LTIPs. Clear validation of our operational assumptions has given us heightened confidence in the overall opportunity. We have therefore increased our estimate of annual pre-tax net cost synergies achievable from the acquisition, from at least $150m by the third full year post completion to at least $200m by the end of 2025, based principally on greater opportunities to drive operational efficiencies and improve service productivity. This figure is net of $75m of total investment. We expect c.$150m of gross synergies to be delivered from Selling, General and Administrative (SG&A) Expenses and c.$125m of gross synergies to be delivered from field operations. In addition, we expect to benefit from $32m of further non-cash P&L benefits in FY 23 from the application of IFRS accounting of termite provisions and LTIPs.

Synergies and Approximate Phasing

We now expect to achieve at least $200 of annual pre-tax net cost synergies by the end of FY 25, c.95% of which are from North America.

	Achieved 2022	Incremental P&L Impact by Year		Cumulative 2022-25
		2023	2024-25
SG&A Expenses	$15m	$80m	$55m	$150m
Field Operations	-	$10m	$115m	$125m
Gross Synergies	$15m	$90m	$170m	$275m
Investments	$(2)m	$(30)m	$(43)m	$(75)m
Synergies Net of Investments	$13m	$60m	$127m	$200m
Accounting Adjustments	$18m	$32m	-	$50m
Net Synergies plus Accounting Adjustments	$31m	$92m	$127m	$250m

SG&A expenses include sales productivity, procurement, fleet depreciation and support functions, and are expected to be 85% in cash over the period.

Field Operations are primarily related to branch consolidation, density benefits and productivity, and are expected to be 100% in cash.

Investments relate to salary and benefits harmonisation, SHE and Innovation centre, IT and branding, as well as additional SOX, audit and listing. They are expected to be 100% in cash.

The non-cash Accounting Adjustments are in relation to termite litigation and LTIPs.

Total one-time cost to achieve synergies are expected to be c.$200m, increased by $50m, in line with the increase in annual net cost synergies. Phasing of $77m in FY 22 (including $30m of non-cash), c.$85m in FY 23 and c.$38m in FY 24-FY 25.

Excellent early integration

Excellent early progress has been made on delivering the integration plan to ensure use of the most effective systems, processes and technology from each organisation. Likewise, we have made strong progress in building a joint team that is based on the best of talent and with a shared mission, vision and values. Both employee and customer reaction to the combination has been positive. Seven key workstreams are at the heart of the integration plan: field operations; back office field support; procurement and fleet; marketing and innovation; sales; human resources; and finances. Each of these are underpinned by investments in IT capabilities. These workstreams are critical to optimising the opportunities of the combination, reducing risks of integration, following a best-of-breed approach and delivering the cost synergies and financial benefits of the transaction.

With over 600 branches combined across Rentokil and Terminix, branch integration and the opportunity for accelerating route density are intrinsic to the overall plan, with a three-year programme to create an optimal network, comprising in total of c.400 branches. That consolidation involves not only the physical locations, but also the IT systems and other office infrastructure, the brands, the service offering and technicians and sales teams. We aim to create a back office field support function of the future through process integration and efficiency improvements, drawing on existing best practice capabilities. We're very fortunate to have two power brands. Terminix is the leading residential and termite brand in North America with strong consumer recognition. Rentokil is a global brand leader in commercial pest control. Between the two companies in North America, there is also a large number of regional and local brands. The three-year period will see convergence of the vast majority of the smaller brands. Residential, termite and SME commercial business will take the Terminix brand, while larger commercial and national account customers will enjoy the Rentokil name. Outside of North America, we'll retain Rentokil as the main brand for pest control.

The integration process will be disciplined and well paced in order to reduce risk. Rentokil Initial has a well-earned reputation for service quality. We will remain sharply focused on continuing to meet the high expectations of our customers, both within North America and across our global operations.

North America Reporting Structure

There has been a strong start to delivery of the integration plan, including with regard to SG&A functions and field operations. Consolidation makes it increasingly difficult to extricate the respective performances of the Rentokil North America and Terminix businesses. All financial and operational performance will therefore necessarily be reported on a fully combined basis.

Rentokil Initial has a geographic organisational structure. North America is one of the five geographic regions to which the Group provides a wide range of services to customers. In each of these regions, different service lines share branch networks and back office administration, as well as functional support such as procurement and HR. In North America, we will continue to refer to our two business categories: Pest Control and Hygiene & Wellbeing. Pest Control comprises residential, termite and commercial pest management, pest control product distribution, and mosquito control and invasive aquatic control services. Since the vast majority of our Pest Control business is run on an integrated basis (often from the same branch location), the constituent parts are not separately reported. Hygiene & Wellbeing comprises the Ambius range of products and services including air purification, hand sanitisation, plants, green walls and scenting.

Regional performance review
Due to the international nature of the Group, foreign exchange movements can have a significant impact on regional performance. Unless otherwise stated, percentage movements in Revenue and Adjusted Operating Profit are presented at constant exchange rates.

North America

	2022CER £m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection	2022AER £m	AERGrowth
Revenue	1,675	29.7%	5.7%	3.2%	1,849	43.3%
Disinfection	2	-96.8%			2	-97.4%
Adjusted Operating Profit	286	32.7%			315	46.6%
Adjusted Operating Margin	17.1%	0.4%			17.1%	0.4%
Operating Profit	161	-2.3%			178	7.9%

In North America, Organic Revenue grew 5.7%, with Terminix's annualised run rate from date of acquisition completion similar to Rentokil North America's full-year growth rate. Revenue was up 29.7%, benefiting from the Terminix acquisition. Organic Revenue in the Pest Control category grew by 5.3% for the year and by 5.6% in Q4. The full-year organic performance reflected an increasing contribution from price rises to offset increased input costs. This was supported by the distribution business, which delivered good growth overall. There was a modest headwind in the year from intermittent, extreme weather events. As previously stated at our interim results, we lapped strong COVID disinfection revenues of £63m from 2021. These considerably reduced in the year to just £2m, as COVID-related market conditions faded.

Adjusted Operating Profit growth of 32.7% reflects the combined impact from higher revenues and the Terminix acquisition. Strong price realisation across all channels has successfully offset expected inflationary pressures. We continue to monitor fuel, labour and direct cost inflation to adjust our pricing strategy on a regular basis. Adjusted Operating Margins in North America were up 40bps year on year to 17.1%, despite the strong anticipated reduction of COVID disinfection business. We estimate that Rentokil North America delivered a full year Adjusted Operating Margin above 17.0%. This includes a Q4 margin above 18.0%, meeting the target to deliver an 18% margin by the end of the year. Despite labour market pressures, Rentokil North America colleague retention increased to 80.9% (FY 21: 80.7%). The Group continued to make investments in being an Employer of Choice. We are seeing ongoing success with our virtual recruiting events, with time-to-fill rates decreasing by 8% over the year and applicants per vacancy also slightly improved. Despite price increases, customer retention at Rentokil North America reduced only slightly to 82.7% (FY 21: 84.1%).

Notwithstanding the considerable focus required to complete the Terminix transaction, our North American bolt-on M&A programme continued apace, with the purchase of 13 businesses with combined annualised revenues of around £38m in the year prior to purchase. As we integrate Terminix, we will continue to selectively pursue high quality M&A assets in the North America region.

Europe (incl. LATAM)

	2022CER £m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection	2022AER £m	AERGrowth
Revenue	942	13.2%	9.1%	6.3%	941	13.1%
Disinfection	8	-73.3%			8	-71.4%
Adjusted Operating Profit	187	14.8%			187	14.5%
Adjusted Operating Margin	19.9%	0.3%			19.9%	0.3%
Operating Profit	154	6.1%			156	7.8%

The region has enjoyed stronger performance in 2022, with momentum in the first half of the year carried into the second half of the year. This has resulted in higher revenue and profitability, driven by both effective price increases and resilience in overall demand. Revenue grew by 13.2% in the year to £942m (9.1% Organic). Revenue growth in Pest Control was 21.5%, with a strong contribution from larger markets like Benelux and France. Hygiene & Wellbeing grew Revenue by 2.4% in the period. There has been stabilisation of relationships across customer sectors post-COVID, with the business back to providing full contractual service terms in the majority of its markets. Ambius, particularly in northern Europe, benefited from good sales of green products. This was partly offset by some disruption to the hospitality market affecting Specialist Hygiene and in our dental recycling business where the lag from reduced dental visits during COVID impacted collection volumes. France Workwear Revenue was up 16.6%. Improving market conditions were reflected in its stronger contribution business, which overall is back to pre-COVID levels and supported by robust pricing.

Adjusted Operating Profit in the region grew by 14.8% to £187m. Adjusted Operating Margins increased by 30bps to 19.9%. While there have been rising inflationary pressures throughout the period, we have been successful at protecting margins with pass-through pricing. Customer retention has nevertheless remained strong at 88.5% (FY 21: 87.5%.) While labour markets throughout the region remain tight, colleague retention rates remained very high across the region at 90.2% (FY 21: 93.4%), with both service and sales colleagues trending well. The business has had continued good results on senior hiring and a renewed emphasis on regional recruitment.

M&A continued strongly in Europe and Latin America. 18 business acquisitions were completed in total with annualised revenues of £62m in the year prior to purchase.

UK & Sub-Saharan Africa

	2022CER £m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection	2022AER £m	AERGrowth
Revenue	370	2.9%	4.7%	2.9%	370	3.0%
Disinfection	0	-100.0%			0	-98.8%
Adjusted Operating Profit	96	1.7%			96	1.8%
Adjusted Operating Margin	26.0%	-0.4%			26.0%	-0.4%
Operating Profit	91	6.4%			91	6.4%

The region delivered a resilient trading performance against strong comparators in the prior year, which had provided strong growth opportunities in both the medical waste and disinfection business streams. As anticipated, revenue in these lines of business was significantly lower with the universal lifting of restrictions. Revenue for the region increased by 2.9% (4.7% Organic). Good revenue growth was delivered in both the Pest Control business and core Hygiene & Wellbeing operations. Pest Control grew by 6.2%, while Hygiene & Wellbeing decreased by 0.2% owing to the anticipated reduction in COVID disinfection services. This was accompanied by an improved performance year on year in our Ambius business, which benefited from a comparatively supportive operating environment in the hospitality, office and travel sectors. There was a modest headwind on the UK Property Care business from domestic property services, where growth slowed in line with the housing market.

Regional Adjusted Operating Profit increased by 1.7% to £96m. The rate of improvement was dampened by £4m lower bad debt and credit note provision releases than in the previous year (FY 21: £14m). Adjusted Operating Margins reduced by 40bps to 26.0%. Regional cash performance has been good in the year, with debtor days ahead of pre-COVID levels. Inflationary pressures have been significant but the region's long-established pricing and margin management systems, process and controls have delivered a price performance that mitigates these cost increases. These price increases have been delivered alongside an improved customer retention rate, up over 1 percentage point to 86.6% (FY 21: 85.4%). The UK labour market has faced marked labour shortages, yet owing to the sustained investment in our people, colleague retention continued to markedly strengthen in the second half of last year to 81.9% for the full year (FY 21: 80.7%). The region acquired 1 business in the year with annualised revenues in the year prior to purchase of £2m.

Asia & MENAT

	2022CER £m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection	2022AER £m	AERGrowth
Revenue	308	13.4%	11.0%	6.8%	321	18.3%
Disinfection	10	-41.2%			10	-38.9%
Adjusted Operating Profit	43	17.5%			45	24.3%
Adjusted Operating Margin	13.9%	0.5%			14.1%	0.7%
Operating Profit	17	-41.5%			24	-16.0%

Asia delivered a strong 2022 performance. Revenue rose by 13.4%, of which 11.0% was Organic. Pricing was complemented with volume growth, which benefited from post-COVID market reopening. Recovery was led by two of the region's largest markets, Indonesia and Malaysia, while China and Hong Kong continued to experience COVID disruption. As expected, disinfection sales unwound markedly.

Adjusted Operating Profit in Asia increased 17.5% to £43m and Adjusted Operating Margin was up 50bps to 13.9%. Customer retention was 81.3% (FY 21: 80.8%). Regional operations have benefited from a stable, high colleague retention rate of 86.1% (FY 21: 89.0%), while the average time to fill vacancies has remained stable year on year. Asia acquired 12 businesses in the year with annualised revenues in the year prior to purchase of £13m.

Pacific

	2022CER £m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection	2022AER £m	AERGrowth
Revenue	221	12.8%	7.9%	7.5%	227	15.2%
Disinfection	0	-100.0%			0	-98.6%
Adjusted Operating Profit	46	19.7%			48	21.9%
Adjusted Operating Margin	20.9%	1.2%			20.8%	1.1%
Operating Profit	39	13.0%			39	15.0%

The Pacific region was also a strong performer, seeing increased demand for services as it benefited from reopened markets, international travel and a return to offices. Revenue grew by 12.8% to £221m (7.9% Organic growth), underpinned by contractual activity. The customer retention rate remained in the high 80s at 88.8% (FY 21: 89.0%). Pest Control delivered 12.9% Revenue growth, with notable strength in commercial services. Robust sales and customer retention also buoyed Hygiene & Wellbeing, where Revenue growth was 12.7%. The region saw good demand for Ambius services and new air hygiene solutions.

Adjusted Operating Profit in the Pacific grew by 19.7% to £46m and Adjusted Operating Margins rose by 120bps to 20.9% as cost inflation continued to be mitigated. Colleague retention in the region was 72.9% (FY 21: 79.6%), reflecting tight labour markets, though this has started to alleviate. The region acquired 8 businesses, comprised of 7 in Pest Control (5 in Australia, 2 in New Zealand) and 1 in Hygiene & Wellbeing (Australia). These acquisitions had total annualised revenues in the year prior to purchase of £11m.

Category performance review

Pest Control

	2022CER £m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection	2022AER £m	AERGrowth
Revenue	2,516	29.0%	5.6%	5.6%	2,695	38.2%
Disinfection
Adjusted Operating Profit	467	28.7%			498	37.1%
Adjusted Operating Margin	18.6%	0.0%			18.5%	-0.1%
Operating Profit	288	0.8%			313	9.8%

Our Pest Control business, now including Terminix, is the largest operator in both the US, the world's biggest pest control market, and the world. Rentokil Initial is a leading global player in a resilient and non-cyclical industry characterised by strong long-term structural growth drivers. We operate in 97 of the world's 100 leading cities by GDP. We have strengthened our position through increased organic growth and by establishing stronger market positions, through the introduction of innovative products and services, acquisitions to build scale and density, and our determination to be an Employer of Choice across our global operations.

Our Pest Control business overall delivered good growth in the year, underpinned by the critical nature of its services. Revenue was up by 29.0% (5.6% Organic) to £2,516m. Performance has been supported by both pricing and volumes, led by the Commercial Pest Control business, which has a high proportion of contractual activity and has benefited overall from continued good customer retention rates. Adjusted Operating Profit was up by 28.7% to £467m. For FY 22, Pest Control represented 71% of Group Revenue and 71% of Group Adjusted Operating Profit (excluding central and restructuring costs).

M&A has continued to be strong this year, and we have acquired 46 pest control businesses in the period, excluding Terminix, with annualised revenues in the year prior to acquisition of £121m.

Hygiene & Wellbeing

	2022CER £m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection	2022AER £m	AERGrowth
Revenue	807	-3.2%	9.3%	-4.0%	821	-1.5%
Disinfection	20	-82.9%			21	-82.4%
Adjusted Operating Profit	160	-4.9%			162	-3.2%
Adjusted Operating Margin	19.8%	-0.3%			19.8%	-0.3%
Operating Profit	154	-2.1%			157	-0.3%

Rentokil Initial offers a wide range of hygiene and wellbeing services. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. In addition to core washroom hygiene, we deliver specialist hygiene services such as clinical waste management. We're also improving the customer experience through premium scenting, plants, air quality monitoring and green walls. Customer sectors range from public sector (schools, government buildings) and facilities management through to hotels, bars and restaurants, industrials and retail.

Hygiene & Wellbeing Revenue decreased by 3.2% to £807m, reflecting the anticipated reduction in COVID disinfection business. A year on year ramp-up in activity across service sectors such as offices, shops, schools and hospitality supported performance. Organic Revenue growth was 9.3%. In 2022, COVID disinfection services generated £20m of revenues (FY 21: £117m). As expected, as conditions post-COVID normalised, there has been a large reduction in customers' need for these one-time services. We see the main opportunities for future growth in our Hygiene & Wellbeing category as being core washrooms, premises hygiene, including air care, and enhanced environments. Organic Revenue growth in core washrooms was 10.4%, while Organic Revenue growth in premises and enhanced environments was 8.8%. Category growth was accompanied by an increase in customer satisfaction with Net Promoter Score in Hygiene & Wellbeing up 3.7 points year on year and ahead of pre-COVID levels.

We have acquired 6 hygiene businesses this year with annualised revenues of c.£5m in the year prior to purchase.

France Workwear

	2022CER £m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection	2022AER £m	AERGrowth
Revenue	193	16.6%	16.6%	16.6%	192	15.6%
Disinfection
Adjusted Operating Profit	31	81.6%			31	80.1%
Adjusted Operating Margin	16.0%	5.7%			16.0%	5.7%
Operating Profit	30	82.7%			30	81.1%

Improved market conditions supported the strong contribution from our France Workwear business where Revenue, all of which was organic, rose by 16.6% to £193m. Continued investment in plant and machinery along with the opening of a new depot in the Lyon area supported a strong rebound in volumes. Inflation was fully covered with successful price increases, alongside strong customer retention rates in line with pre-COVID levels.

Innovation and Technology
The Company's investment in innovation and technology continues to drive profitable growth in the business. It strengthens our brand and cements our leadership position, enabling us to provide enhanced service to customers and target key growth sectors, while lowering our operating costs and improving our sustainability credentials.

In the pest control industry, technology-enabled innovations have been especially important in helping to differentiate us from our industry competitors. To the backdrop of an investment pipeline of more than 50 projects across major pest sectors and 17 patent applications during 2022, we've seen development on a number of key initiatives:

●
Our Pest Control self-service portal is now operational in 50 countries, supporting 1.2m customer sites. The 24/7 customer portal enables scheduling of service visits, online payment of bills and viewing of documents.

●
There has been further roll-out of PestConnect, which provides a real-time, early warning digital system for monitoring and controlling rodents. We now have 290,000 units in operation (up 30,000 in the six months to Dec. 2022) across 16,000 sites.

●
Lumnia, our award-winning range of LED insect light traps, is now available in over 60 countries. Partnering with Vodafone and Google, we have been developing a partner app for Lumnia, to improve the accuracy and efficiency of counting and identifying trends using machine learning.

●	We introduced our latest intelligent bird scare device. The device recognises different bird species and identifies the best scare tool from a broad range to deter each of them.
●
We started the global delivery across 20 markets of our expanded Flexi Armour Rodent Proofing Range, which applies impenetrable barriers to reduce the risk of rodent infestations to premises, while lessening the need to use rodenticides.

●
Working with Vodafone and Google, we've conducted effective field trials of our connected cameras, which monitors premises and identifies pests with the use of AI technology. 40 individual cameras were trialled on customer sites in the UK during 2022, with 28,000 photos taken, transmitted over Vodafone's network and processed on our platform. The technology supports faster control of pest problems and the reduction of unnecessary visits.

In the Hygiene & Wellbeing category, we have continued with product initiatives for both the core washroom and premises hygiene, as well as how we connect with the customer:

●	A new and enhanced version of our myInitial customer portal was launched in 2022 and rolled out to c.20 countries. Total registered users have now reached more than 100,000.
●
We started the global roll-out of Luna Dry and Luna Mini Dry products, following the H1 launch in Europe. These feature the latest brushless motor technology, a hygienic HEPA 13 filter and long-life performance.

●	We continued to invest in our high-quality dispenser ranges to add differentiation and build upsell, significantly increasing usage of our Signature suite of units.
●	The Group sustained its focus on the high-growth air care market, already with a product range that features air purification, air sterilisation and air scenting products.
●	We added a new air filtration product, Aeramax Pro 3, which was introduced in Europe. This is a wall-mounted or floor-standing HEPA and carbon filter air purifier with allergy-friendly accreditation.
●
We are extending the clean air and wellbeing portfolio into air quality monitoring with data analysis and actionable insights. Pilots have taken place in Asia and Europe to assess and benchmark the quality of air in customer premises and partnership opportunities with third-party solutions were developed.

Continued strength of M&A
In addition to the historic Terminix deal, we continued to acquire companies at a rate of about one every week, including our first operations in Pakistan, Argentina and Israel. Rentokil Initial is focused on building scale in the Cities of the Future - those urban areas that are expected to grow at materially higher rates - and during the year we added scale in around 40 of these cities, including Delhi, Lahore, Islamabad, and Santiago. The Group now operates in a total of 91 countries.

We acquired 52 new businesses, excluding Terminix, comprising of 46 in Pest Control and 6 in Hygiene & Wellbeing. An aggregate consideration of £259m was paid for these acquired businesses with total annualised revenues of £125m in the year prior to purchase. We have added 13 new businesses in North America during the period with £38m revenues acquired. There was also a good performance in Europe (inc. LATAM) with 18 deals and £62m of revenues acquired. 12 acquisitions were made in Asia and MENAT, 8 acquisitions in the Pacific region and 1 in the UK & SSA region.

M&A remains central to our strategy for growth. We will continue to seek attractive bolt-on deals, both in Pest Control and with an increased focus on Hygiene & Wellbeing, to build density in existing markets, and pursue acquisitions in new markets and the major Cities of the Future. Our pipeline of prospects remains strong and our guidance on spend on M&A for FY 23 is c.£250m.

Employer of Choice (EOC)
Rentokil Initial is committed to being a world-class Employer of Choice, with colleague safety and the attraction, recruitment and retention of the best people from the widest possible pool of talent, being key business objectives globally. As an organisation, we strongly believe that creating a diverse and inclusive workforce that reflects the business environment in which we operate will increase colleague engagement and customer satisfaction, as well as drive increased innovation, enhance our reputation and therefore boost our financial performance.

The global labour market remained tight through the course of the year, fuelled by candidate shortages. Nevertheless, we are seeing good results from our ongoing recruitment programme with more people than ever before applying to work for the Company. Colleague retention (excluding Terminix) remained good at 82.6% (FY 21: 84.4%), with a stable performance in the second half of the year. Retention was supported with our largest ever training and development 'Festival' for colleagues in September 2022. Terminix colleague retention for 2022 was 63.9% on a like-for-like basis, up from 62.9% in 2021, reflecting the opportunity to improve this KPI as part of our Employer of Choice programme in 2023.

Financial review

Central and regional overheads
Central and regional overheads of £105m at CER (£108m at AER) were up £8m on the prior year (FY 21: £97m at CER and AER).

Restructuring costs
With the exception of integration costs for significant acquisitions, the Company reports restructuring costs within Adjusted Operating Profit. Costs associated with significant acquisitions are reported as one-off and adjusting items, and are excluded from Adjusted Operating Profit.

Full-year restructuring costs of £11m at CER (£12m at AER) were up £1m on the prior year (FY 21: £10m at CER and AER), consisting mainly of costs in respect of initiatives focused on our North America transformation programme, together with integration costs of smaller acquisitions.

Interest (at AER)
Adjusted interest was £48m. This is an increase of £15m versus 2021 reflecting higher interest charges of £44m relating to the Terminix transaction with a partial £19m offset from the 2022 impacts of hyper-inflation accounting in Lebanon, Argentina and Turkey (FY 22: £22m, FY 21: £3m) and lower other interest of £10m. Cash interest was £39m (FY 21: £37m).

In Appendix 1 we have shown a summary P&L interest table demonstrating how the components of our financing drive interest costs and income for 2022 and the expected range for 2023 at constant exchange rates. Changes in variable interest rates, exchange rates and CPI rates in hyper-inflationary economies during 2023 will impact the reporting of interest costs for 2023.

Tax
The income tax charge for the period at actual exchange rates was £64m on the reported profit before tax of £296m, giving an effective tax rate of 21.6% (FY 21: 19.0%). The Group's ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for 2022 was 19.7% (FY 21: 19.4%). This compares with a blended rate of tax for the countries in which the Group operates of 24% (FY 21: 24%). The Group's low tax rate is primarily attributable to net prior-year tax credits of £9m (FY 21: £16m).

The Group's tax charge and ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

In December 2021, the OECD published a framework for the introduction of a global minimum effective tax rate of 15%, applicable to large multinational groups. HM Treasury has published draft legislation to implement these 'Pillar Two' rules for accounting periods starting on or after 31 December 2023. The Group is reviewing these draft rules, which have not been substantively enacted, to understand any potential impacts.

Net debt and cash flow

£m at actual exchange rates		Year to Date
	2022 £m	2021 £m	Change £m
Adjusted Operating Profit	571	442	129
Depreciation	276	224	52
Other	12	10	2
Adjusted EBITDA	859	676	183
One-off and adjusting items (non-cash)	(77)	6	(83)
Working capital	9	23	(14)
Movement on provisions	(12)	(5)	(7)
Capex - additions	(190)	(160)	(30)
Capex - disposals	5	7	(2)
Capital of lease payments and initial direct costs incurred	(104)	(88)	(16)
Adjusted Cash Flow	490	459	31
Interest	(39)	(37)	(2)
Tax	(77)	(69)	(8)
Free Cash Flow	374	353	21
Acquisitions	(1,018)	(463)	(555)
Disposal of companies and businesses	1	-	1
Dividends	(122)	(139)	17
Cost of issuing new shares	(16)	-	(16)
Cash impact of one-off and adjusting items	(59)	(27)	(32)
Debt related cash flows
Acquisition of shares from non-controlling interest	-	(9)	9
Cash outflow on settlement of debt related foreign exchange forward contracts	26	(19)	45
Net investment in term deposits	1	171	(170)
Proceeds from new debt	2,383	5	2,378
Debt repayments	(844)	(167)	(677)
Debt related cash flows	1,566	(19)	1,585

Net increase/(decrease) in cash and cash equivalents	726	(295)	1,021
Cash and cash equivalents at the beginning of the year	242	551	(309)
Exchange losses on cash and cash equivalents	(89)	(14)	(75)
Cash and cash equivalents at end of the financial year	879	242	637

Net increase/(decrease) in cash and cash equivalents	726	(295)	1,021
Debt related cash flows	(1,566)	19	(1,585)
IFRS 16 liability movement	(34)	(2)	(32)
Debt acquired	(964)	(12)	(952)
Bond interest accrual	(42)	1	(43)
Foreign exchange translation and other items	(131)	19	(150)
Increase in net debt	(2,011)	(270)	(1,741)
Opening net debt	(1,285)	(1,015)	(270)
Closing net debt	(3,296)	(1,285)	(2,011)

Adjusted Cash Flow of £490m was £31m higher than in FY 21. Higher trading profits were a result of organic and acquisitive growth. Adjusted EBITDA was £859m, up 27.1% versus 2021. One-off and adjusting items (non-cash) of £77m outflow (FY 21: £6m inflow) were largely due to deal costs and costs to achieve related to the Terminix acquisition. The Group had a £9m working capital inflow in FY 22 due to tight management of payables and receivables, partially offset by higher levels of inventory in the year to protect against potential supply chain challenges.

Capital expenditure of £190m was incurred in the period (FY 21: £160m), reflecting a more normal pattern of spend post pandemic and the inclusion of Terminix capital expenditure in the final quarter of the year. Lease payments were up 18.2%.

Cash interest payments of £39m were only £2m higher than in the prior year, reflecting the timing of interest payments relating to financing of the Terminix transaction. At the year end, £42m of interest was accrued on the balance sheet for payment in 2023. Cash tax payments for the period were £77m, an increase of £8m compared with the corresponding period last year. Free Cash Flow was £374m (FY 21: £353m), with Adjusted Free Cash Flow Conversion of 91.8%.

Cash spend on current and prior year acquisitions of £1,018m, dividend payments of £122m, proceeds from new debt of £2,383m, cash outflow on settlement of debt of £844m, the cash impact of one-off and adjusting items of £59m (largely due to deal costs and costs to achieve related to the Terminix acquisition) and the cost of issuing new shares of £16m have contributed to an underlying change in net debt of £1,880m. Foreign exchange translation and other items of £131m is primarily due to the strengthening of the Dollar against Sterling. Overall, this led to an increase in net debt of £2,011m and closing net debt of £3,296m, in line with guidance provided at the Q3 Trading Update.

Going Concern

The Board continues to adopt the going concern basis in preparing the accounts on the basis that the Group's strong liquidity position and its demonstrated ability to manage the level of capital expenditure, dividends or expenditure on bolt-on acquisitions are sufficient to meet the Group's forecast funding needs, including those modelled in a severe but plausible downside case.

Funding

In June 2022, Rentokil Initial successfully issued three bonds: €850m 5-year at 3.875%; €600m 8-year at 4.375%; and £400m 10-year at 5.0%. These bonds fully covered the $1.34bn cash element of the Terminix transaction consideration. The balance of the bonds alongside the Company's $700m three-year term loan covered the refinancing of Terminix debt and transaction costs. As at 30 June 2022, Terminix held two bonds: 7.45% $186m notes maturing in 2027 and 7.25% $48m notes maturing in 2038; and a Senior Secured Term Loan facility maturing in 2026 with an interest rate of 3.365%. The term loan facility was settled on 12 October 2022 and the two bonds were redeemed on 7 November 2022. Following closing of the Terminix transaction, S&P affirmed Rentokil Initial's BBB investment grade credit rating with a stable outlook.

As at 31 December 2022, the Group had liquidity headroom in the region of £1,700m, including £827m of undrawn RCF, with a maturity date of 12 October 2027, plus two one-year extension options. The pro forma net debt to Adjusted EBITDA ratio was less than 3.2x at 31 December 2022, in line with expectations. The net debt to Adjusted EBITDA ratio was 3.8x at 31 December 2022, reflecting 81 days of Terminix trading. We remain committed to maintaining a BBB investment grade credit rating and are confident of doing so.

Dividend

The Board is recommending a final dividend in respect of 2022 of 5.15p per share, payable to shareholders on the register at the close of business on 11 April 2023, to be paid on 17 May 2023. This equates to a full-year dividend of 7.55p per share, an increase of 18.2% compared to 2021. The last day for DRIP elections is 25 April 2023.

Technical guidance for 2023

P&L

Restructuring costs ex Terminix: c.£7m
Deal related costs and costs to achieve*: c.£75-£90m
Incremental c.$32m of accounting benefit for termite and LTIPs in FY 23
Central and regional overheads: c.£150m including Terminix related investments
P&L adjusted interest costs c.£125-£135m, incl. £20-£25m of hyperinflation
Estimated Adjusted Effective Tax Rate: 25-26%
Share of Profits from Associates: £8m
Impact of FX within range of +£15m to £25m**
Intangibles amortisation: £155-£165m

Cash Flow

Overall exceptional items: c.£135-£150m***
Working Capital: c.$40m outflow including termite provision payments but excluding exceptional items
Capex excluding ROU asset lease payments: £235-£245m
Cash interest: c.£150-£160m, reflecting c.75% of interest costs at fixed rates
Cash tax payments: £115-£125m
Anticipated spend on M&A in 2023 of c.£250m
* Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBT
** Based on maintenance of current FX rates. All technical items are also subject to FX
*** c.£40-45m of 2022 exceptional items remained in creditors at December 2022

Appendix 1

				2022 AER			2023 CER
	Amount	Rate	Fixed/Floating	Cost£m	Swap Cost£m	Total Cost£m	Cost£m	Swap Cost£m	Total Cost£m
Legacy Bonds
EUR	400	0.95%	Fixed	3	(3)	-	3	(3)	-
EUR	500	0.88%	Fixed	4	(2)	2	4	(4)	-
EUR	600	0.50%	Fixed	3	(1)	2	3	(3)	-
Amortised Cost			Fixed	1	-	1	1	-	1
Swaps		2.85% (avg)	Fixed	-	15	15		28	28
Total	1,500			11	9	20	11	18	29
New Bonds
EUR	850	3.88%	Fixed	14	(3)	11	28	(14)	14
EUR	600	4.38%	Fixed	12	-	12	22	-	22
GBP	400	5.00%	Fixed	10	-	10	20	-	20
Amortised Cost			Fixed	1	-	1	3	-	3
Swaps		3.53% (avg)	Fixed	-	4	4	-	15	15
Total				37	1	38	73	-	74
Term Loan
USD	700	4-6%	Float	5	-	5	27-33	-	27-33

Lease Interest			Fixed/ Float		-	10		-	18
Other Interest			Fixed/ Float		-	2		-	4
Total Other						12			22

Finance Cost						75			152-158

Interest received						(5)			(3)
Hyper-Inflation						(22)			(20-24)
Finance Income						(27)			(23-27)

Adjusted Interest						48			125-135

2022 average FX rate for £/€: 1.1717 and £/$: 1.2421

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the year ended 31 December

	Note	2022 £m	2021 £m	2020 £m
Revenue	2	3,714	2,957	2,803
Operating expenses		(3,373)	(2,610)	(2,509)
Net impairment losses on financial assets		(24)	-	-
Operating profit		317	347	294
Finance income	4	49	4	6
Finance cost	3	(79)	(34)	(78)
Share of profit from associates net of tax		9	8	8
Profit before income tax		296	325	230
Income tax expense1	5	(64)	(62)	(44)
Profit for the year		232	263	186
Profit for the year attributable to:
Equity holders of the Company		232	263	186
Non-controlling interests		-	-	-
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability		2	1	(13)

Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		(232)	(18)	(35)
Net (loss)/gain on net investment hedge		(68)	15	(17)
Cost of hedging		(2)	(1)	(1)
Effective portion of changes in fair value of cash flow hedge		(6)	13	(5)
Tax related to items taken to other comprehensive income		11	2	4
Other comprehensive income for the year		(295)	12	(67)
Total comprehensive income for the year		(63)	275	119
Total comprehensive income for the year attributable to:
Equity holders of the Company		(63)	275	119
Non-controlling interests		-	-	-

Earnings per share attributable to the Company's equity holders:
Basic	6	11.57p	14.16p	10.03p
Diluted	6	11.51p	14.10p	9.98p

1. Taxation includes £58m (2021: £50m; 2020: £40m) in respect of overseas taxation.

All profit is from continuing operations.

Consolidated Balance Sheet
At 31 December

	Note	2022 £m	2021 £m
Assets
Non-current assets
Intangible assets	9	7,319	2,164
Property, plant and equipment	10	495	398
Right-of-use assets		454	228
Investments in associated undertakings		53	30
Other investments		23	-
Deferred tax assets		43	42
Contract costs		182	75
Retirement benefit assets		3	19
Trade and other receivables		90	14
Derivative financial instruments		21	10
		8,683	2,980
Current assets
Other investments		1	2
Inventories		200	136
Trade and other receivables		832	527
Current tax assets		36	9
Derivative financial instruments		-	2
Cash and cash equivalents	11	2,170	668
		3,239	1,344
Liabilities
Current liabilities
Trade and other payables		(1,162)	(764)
Current tax liabilities		(60)	(61)
Provisions for liabilities and charges	17	(133)	(27)
Bank and other short-term borrowings		(1,355)	(459)
Lease liabilities		(135)	(78)
Derivative financial instruments		-	(1)
		(2,845)	(1,390)
Net current assets/(liabilities)		394	(46)
Non-current liabilities
Other payables		(81)	(72)
Bank and other long-term borrowings		(3,574)	(1,256)
Lease liabilities		(332)	(139)
Deferred tax liabilities		(511)	(108)
Retirement benefit obligations	16	(30)	(27)
Provisions for liabilities and charges	17	(359)	(34)
Derivative financial instruments		(92)	(34)
		(4,979)	(1,670)
Net assets		4,098	1,264
Equity
Capital and reserves attributable to the Company's equity holders
Share capital	18	25	19
Share premium		9	7
Other reserves		763	(1,927)
Retained earnings		3,302	3,166
		4,099	1,265
Non-controlling interests		(1)	(1)
Total equity		4,098	1,264

Consolidated Statement of Changes in Equity
For the year ended 31 December

	Attributable to equity holders of the Company
	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Non- controlling interests £m	Total equity £m
At 1 January 2020	18	7	(1,868)	2,844	1	1,002
Profit for the year	-	-	-	186	-	186
Other comprehensive income:
Net exchange adjustments offset in reserves	-	-	(35)	-	-	(35)
Net loss on net investment hedge	-	-	(17)	-	-	(17)
Net loss on cash flow hedge1	-	-	(5)	-	-	(5)
Cost of hedging	-	-	(1)	-	-	(1)
Remeasurement of net defined benefit liability	-	-	-	(13)	-	(13)
Tax related to items taken directly to other comprehensive income	-	-	-	4	-	4
Total comprehensive income for the year	-	-	(58)	177	-	119
Transactions with owners:
Cost of equity-settled share-based payment plans	-	-	-	6	-	6
Tax related to items taken directly to equity	-	-	-	3	-	3
Movement in the carrying value of put options	-	-	-	1	-	1
At 31 December 2020	18	7	(1,926)	3,031	1	1,131
Profit for the year	-	-	-	263	-	263
Other comprehensive income:
Net exchange adjustments offset in reserves	-	-	(18)	-	-	(18)
Net gain on net investment hedge	-	-	15	-	-	15
Net gain on cash flow hedge1	-	-	13	-	-	13
Cost of hedging	-	-	(1)	-	-	(1)
Remeasurement of net defined benefit liability	-	-	-	1	-	1
Transfer between reserves	-	-	(10)	10	-	-
Tax related to items taken directly to other comprehensive income	-	-	-	2	-	2
Total comprehensive income for the year	-	-	(1)	276	-	275
Transactions with owners:
Shares issued in the year	1	-	-	(1)	-	-
Acquisition of non-controlling interests	-	-	-	(8)	(2)	(10)
Dividends paid to equity shareholders	-	-	-	(139)	-	(139)
Cost of equity-settled share-based payment plans	-	-	-	10	-	10
Tax related to items taken directly to equity	-	-	-	5	-	5
Movement in the carrying value of put options	-	-	-	(8)	-	(8)
At 31 December 2021	19	7	(1,927)	3,166	(1)	1,264
Profit for the year	-	-	-	232	-	232
Other comprehensive income:
Net exchange adjustments offset in reserves	-	-	(232)	-	-	(232)
Net loss on net investment hedge	-	-	(68)	-	-	(68)
Net loss on cash flow hedge1	-	-	(6)	-	-	(6)
Cost of hedging	-	-	(2)	-	-	(2)
Remeasurement of net defined benefit liability	-	-	-	2	-	2
Tax related to items taken directly to other comprehensive income	-	-	-	11	-	11
Total comprehensive income for the year	-	-	(308)	245	-	(63)
Transactions with owners:
Shares issued in the year	6	-	-	-	-	6
Merger relief on acquisition of Terminix Global Holdings, Inc.	-	-	3,014	-	-	3,014
Gain on stock options	-	2	-	-	-	2
Cost of issuing new shares	-	-	(16)	-	-	(16)
Dividends paid to equity shareholders	-	-	-	(122)	-	(122)
Cost of equity-settled share-based payment plans	-	-	-	18	-	18
Tax related to items taken directly to equity	-	-	-	(2)	-	(2)
Movement in the carrying value of put options	-	-	-	(3)	-	(3)
At 31 December 2022	25	9	763	3,302	(1)	4,098

1. £6m net loss (2021: £13m net gain, 2020: £5m net loss) on cash flow hedge includes £137m gain (2021: £15m loss; 2020: £15m gain) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £118m gain (2021: £nil; 2020: £nil) and reclassification to the income statement of £25m gain (2021: £28m loss; 2020: £20m gain) due to changes in foreign exchange rates.

Shares of £nil (2021: £nil; 2020: £nil) have been netted against retained earnings. This represents 19.6m (2021: 9.4m; 2020: 7.7m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 31 December 2022 was £100m (2021: £55m; 2020: £39m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Analysis of other reserves
	Capital reduction reserve £m	Merger relief reserve £m	Legal reserve £m	Cash flow hedge reserve £m	Translation reserve £m	Cost of hedging £m	Total £m
At 1 January 2020	(1,723)	-	10	1	(156)	-	(1,868)
Net exchange adjustments offset in reserves	-	-	-	-	(35)	-	(35)
Net loss on net investment hedge	-	-	-	-	(17)	-	(17)
Net loss on cash flow hedge1	-	-	-	(5)	-	-	(5)
Cost of hedging	-	-	-	-	-	(1)	(1)
Total comprehensive income for the year	-	-	-	(5)	(52)	(1)	(58)
At 31 December 2020	(1,723)	-	10	(4)	(208)	(1)	(1,926)
Net exchange adjustments offset in reserves	-	-	-	-	(18)	-	(18)
Net gain on net investment hedge	-	-	-	-	15	-	15
Net gain on cash flow hedge1	-	-	-	13	-	-	13
Transfer between reserves	-	-	(10)	-	-	-	(10)
Cost of hedging	-	-	-	-	-	(1)	(1)
Total comprehensive income for the year	-	-	(10)	13	(3)	(1)	(1)
At 31 December 2021	(1,723)	-	-	9	(211)	(2)	(1,927)
Net exchange adjustments offset in reserves	-	-	-	-	(232)	-	(232)
Net loss on net investment hedge	-	-	-	-	(68)	-	(68)
Net loss on cash flow hedge1	-	-	-	(6)	-	-	(6)
Cost of hedging	-	-	-	-	-	(2)	(2)
Total comprehensive income for the year	-		-	(6)	(300)	(2)	(308)
Transactions with owners:
Merger relief on acquisition of Terminix Global Holdings, Inc.	-	3,014	-	-	-	-	3,014
Cost of issuing new shares	-	(16)	-	-	-	-	(16)
At 31 December 2022	(1,723)	2,998	-	3	(511)	(4)	763

1. £6m net loss (2021: £13m net gain, 2020: £5m net loss) on cash flow hedge includes £137m gain (2021: £15m loss; 2020: £15m gain) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £118m gain (2021: £nil; 2020: £nil) and reclassification to the income statement of £25m gain (2021: £28m loss; 2020: £20m gain) due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The legal reserve represents amounts set aside in compliance with local laws in certain countries in which the Group operates. An assessment of this reserve was completed during 2021 and determined that these amounts are no longer required to be set aside. £nil (2021: £10m, 2020: £nil) has been transferred back to the retained earnings reserve.

The excess of the fair value of shares issued to fund the acquisition of Terminix over their par value gave rise to a new reserve called a Merger Relief Reserve. Under section 612 of the Companies Act 2006, merger relief is available if certain circumstances are met when a business is acquired by issuing shares to replace already issued shares. This reserve is unrealised (and therefore not distributable), but it may become realised at a later date, for example on disposal of the investment to which it relates or on impairment of that investment (which may occur after payment of a dividend by the investment).

Consolidated Cash Flow Statement
For the year ended 31 December

	Note	2022 £m	2021 £m	2020 £m
Cash flows from operating activities
Cash generated from operating activities	15	716	669	653
Interest received		13	5	8
Interest paid1		(52)	(42)	(49)
Income tax paid		(77)	(69)	(64)
Net cash flows from operating activities		600	563	548
Cash flows from investing activities
Purchase of property, plant and equipment		(153)	(128)	(130)
Purchase of intangible fixed assets		(37)	(32)	(23)
Proceeds from sale of property, plant and equipment		5	7	6
Acquisition of companies and businesses, net of cash acquired	8	(1,018)	(463)	(194)
Disposal of companies and businesses		1	-	2
Dividends received from associates		4	4	12
Net change to cash flow from investment in term deposits		1	171	(170)
Net cash flows from investing activities		(1,197)	(441)	(497)
Cash flows from financing activities
Dividends paid to equity shareholders	7	(122)	(139)	-
Acquisition of shares from non-controlling interest		-	(9)	-
Capital element of lease payments		(104)	(88)	(85)
Cost of issuing new shares		(16)	-	-
Cash inflow/(outflow) on settlement of debt-related foreign exchange forward contracts		26	(19)	(24)
Proceeds from new debt		2,383	5	1,690
Debt repayments		(844)	(167)	(1,352)
Net cash flows from financing activities		1,323	(417)	229
Net increase/(decrease) in cash and cash equivalents		726	(295)	280
Cash and cash equivalents at beginning of year		242	551	274
Exchange losses on cash and cash equivalents		(89)	(14)	(3)
Cash and cash equivalents at end of the financial year	11	879	242	551

1. Interest paid includes the interest element of lease payments of £10m (2021: £6m; 2020: £7m).

Notes to the financial statements

1. Changes in accounting policies

Except as described below, the accounting policies applied in these Financial Statements are the same as those applied in the Group's Consolidated Financial Statements for the year ended 31 December 2021.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2022:

●	amendments to IAS 16 Property, Plant and Equipment;
●	amendments to IFRS 3 Reference to the Conceptual Framework;
●	amendments to IAS 37 Onerous Contracts; and
●	annual improvements to IFRS Standards 2018-2020.
The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group's Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2021.

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2022 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2. Revenue recognition and operating segments

Revenue recognition

Revenue represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled. All revenue is considered revenue from contracts with customers as defined by IFRS 15, including job work and sales of goods. Under IFRS 15, revenue is recognised when a customer obtains control of goods or services in line with identifiable performance obligations. In the majority of cases the Group considers that the contracts it enters into are contracts for bundled services which are accounted for as a single performance obligation. Accordingly the majority of revenue across the Group is recognised on an output basis evenly over the course of the contract because the customer simultaneously receives and consumes the benefits provided by the Group's performance as it performs. Job work is short-term contract revenue whereby the period of service is typically less than one month in duration. The performance obligations linked to this revenue type are individual to each job due to their nature, with revenue being recognised at a point in time on completion. Where consumables are supplied separately from the service contract, revenue is recognised at the point the goods transfer.

The transaction price reported for all contracts is the price agreed in the contract and there are no material elements of variable consideration, financing component or non-cash consideration. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations because the Group has a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance obligations completed to date.

Disaggregation of revenue into category, region and major type of revenue stream is shown below under segmental reporting.

Contract costs

Contract costs are mainly incremental costs of obtaining contracts (primarily sales commissions directly related to contracts obtained), and to a lesser extent costs to fulfil contracts which are not within the scope of other standards (mainly incremental costs of putting resources in place to fulfil contracts).

It is anticipated that these costs are recoverable over the life of the contract to which they relate. Accordingly, the Group capitalises them as contract costs and amortises them over the expected life of the contracts. Management takes a portfolio approach to recognising contract costs, and the expected length of contracts across the Group and associated amortisation periods are between three and seven years.

The contract costs recognised in the balance sheet at the period end amounted to £182m (2021: £75m; 2020: £68m). The amount of amortisation recognised in the period was £39m (2021: £30m; 2020: £28m) and impairment losses were £nil (2021: £nil; 2020: £nil).

Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.

Contract liabilities

Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business categories where revenue is recognised over time, customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Segment reporting

Segmental information has been presented in accordance with IFRS 8 Operating Segments. The Group's operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group's Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

Up to the end of 2021 the Group operated three business segments: Pest Control, Hygiene and Protect & Enhance. In response to the rising importance of hygiene and wellbeing services, Rentokil Initial reorganised its business segments, primarily expanding the former Hygiene segment to become Hygiene & Wellbeing and allocating the businesses in its former Protect & Enhance segment, effective from 1 January 2022. The Protect & Enhance segment had included five businesses: Ambius, Property Care, Dental Services, Cleanroom Services and Workwear (France). The Ambius, Dental Services and Cleanroom Services businesses have been added to the enlarged segment, now called Hygiene & Wellbeing, the Property Care business has been added to the Pest Control segment, and Workwear (France) has been left as a standalone segment. At the same time, changes were made to the regional structure, designed to provide clearer geographic links and align growth strategies, as follows:

●	North America: Puerto Rico joined the Latin America (LATAM) region
●
Europe: Includes Nordics (Norway, Sweden, Finland, Denmark and Poland), previously in UK & Rest of World region. Also continues to include LATAM¹ which has been expanded to include Caribbean (formerly in UK & Rest of World) and Puerto Rico (formerly in North America)

●	UK & Sub-Saharan Africa: No change to UK, Ireland & Baltics. Sub-Saharan Africa remained in this region. Other Rest of World countries (MENAT and Caribbean) moved to other regions
●	Asia & MENAT: Enlarged region includes Asia and MENAT countries
●	Pacific: No change
1. The LATAM region is combined with Europe. It is the Group's smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as it historically reported through this region, it is similar in nature to the Europe businesses and has language and cultural alignment.

The financial information presented has been retrospectively adjusted to reflect these changes.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

Adjusted profit measures

Adjusted profit measures are used to give management and other users of the accounts a clear understanding of the underlying profitability of the business over time. Adjusted profit measures are calculated by adding the following items back to the equivalent GAAP profit measure:

●	amortisation and impairment of intangible assets (excluding computer software);
●	one-off and adjusting items; and
●	net interest adjustments.
Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (environmental liabilities), and payments or receipts as a result of legal disputes.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as net interest on pension schemes and interest fair value adjustments. These adjustments are made to aid year-on-year comparability.

Revenue and profit from continuing operations

	Revenue 2022 £m	Revenue1 2021 £m	Revenue1 2020 £m	Operating profit 2022 £m	Operating profit1 2021 £m	Operating profit1 2020 £m
North America2
Pest Control	1,746	1,149	979	297	187	131
Hygiene & Wellbeing	103	142	218	18	29	78
	1,849	1,291	1,197	315	216	209
Europe (incl LATAM)
Pest Control	427	350	324	103	92	75
Hygiene & Wellbeing	322	316	330	53	54	59
France Workwear	192	166	173	31	17	19
	941	832	827	187	163	153
UK & Sub-Saharan Africa
Pest Control	187	176	163	48	46	37
Hygiene & Wellbeing	183	183	164	48	49	22
	370	359	327	96	95	59
Asia & MENAT
Pest Control	231	187	171	34	25	20
Hygiene & Wellbeing	90	84	92	11	11	16
	321	271	263	45	36	36
Pacific
Pest Control	104	90	81	16	14	15
Hygiene & Wellbeing	123	107	97	32	25	20
	227	197	178	48	39	35
Central and regional overheads	6	7	11	(108)	(97)	(95)
Restructuring costs	-	-	-	(12)	(10)	(13)
Revenue and Adjusted Operating Profit	3,714	2,957	2,803	571	442	384
Adjusted Operating Profit Margin				15.4%	14.9%	13.7%
One-off and adjusting items				(136)	(21)	(8)
Amortisation and impairment of intangible assets3				(118)	(74)	(82)
Operating Profit				317	347	294
Operating Profit Margin				8.5%	11.7%	10.5%
Share of profit from associates (net of tax)				9	8	8
Net adjusted interest payable				(48)	(34)	(37)
Net interest adjustments				18	4	(35)
Profit Before Tax				296	325	230
Net interest adjustments				(18)	(4)	35
One-off and adjusting items				136	21	8
Amortisation and impairment of intangible assets3				118	74	82
Adjusted Profit Before Tax				532	416	355

1. During 2022, internal management reporting structures changed and revenue and profit have been represented for 2020 and 2021 under the new structure.

2. During 2022 there were impairment losses recognised in North America of £17m (2020: £nil; 2019: £nil) related to ROU assets and £8m (2020: £nil; 2019: £nil) related to property, plant and equipment.

3. Excluding computer software.

Organic Revenue measures

Acquisitions are a core part of the Group's growth strategy. Organic Revenue growth measures are used to help understand the underlying performance of the Group. Organic Revenue growth represents the growth in Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full-year performance for growth calculations (pro forma revenue). The Terminix acquisition is treated differently to other acquisitions for Organic Revenue growth purposes, with the growth in Revenue not being excluded. The full pre-acquisition results of the Terminix business are included for the comparative period and Organic Revenue growth calculated as the growth in Revenue compared with the comparative period.

	Organic Revenue growth excluding disinfection		Organic Revenue growth including disinfection
	2022%	2021%	2022%	2021%
North America	5.7%	8.7%	3.2%	1.5%
Europe (incl LATAM)	9.1%	4.7%	6.3%	1.9%
UK & Sub-Saharan Africa	4.7%	12.3%	2.9%	9.9%
Asia & MENAT	11.0%	5.8%	6.8%	4.9%
Pacific	7.9%	6.4%	7.5%	6.3%
Group	6.6%	7.0%	4.2%	2.9%

Pest Control	5.6%	8.2%	5.6%	8.2%
Hygiene & Wellbeing	9.3%	7.2%	(4.0)%	(5.7)%
France Workwear	16.6%	1.5%	16.6%	1.5%
Group	6.6%	7.0%	4.2%	2.9%

One-off and adjusting items - operating

	One-off and adjusting items cost/(income) £m	One-off and adjusting items tax impact £m	One-off and adjusting items cash inflow/(outflow) £m
2020
Acquisition and integration costs	15	(3)	(15)
Pension scheme closure in North America	(7)	2	-
UK pension scheme - return of surplus¹	-	-	9
Other	-	(1)	4
Total	8	(2)	(2)
2021
Acquisition and integration costs	13	(1)	(12)
Terminix acquisition costs	6	-	(6)
Other	2	(1)	(9)
Total	21	(2)	(27)
2022
Acquisition and integration costs	5	(2)	(13)
Fees relating to Terminix acquisition	68	(4)	(38)
Terminix integration costs	62	(14)	(32)
UK pension scheme - return of surplus1	-	-	22
Other	1	-	2
Total	136	(20)	(59)

1. More information about the UK pension scheme buy-out can be found in Note 16.

Other segment items included in the consolidated income statement are as follows:

	Amortisation and impairment of intangibles1 2022 £m	Amortisation and impairment of intangibles1 2021 £m	Amortisation and impairment of intangibles1 2020 £m
North America	59	34	30
Europe (incl. LATAM)	29	14	15
UK & Sub-Saharan Africa	-	9	9
Asia & MENAT	20	7	17
Pacific	4	4	4
Central and regional	6	6	7
Disposed businesses	-	-	-
Total	118	74	82
Tax effect	(25)	(18)	(18)
Total after tax effect	93	56	64

1. Excluding computer software.

3. Finance cost

	2022 £m	2021 £m	2020 £m
Hedged interest payable on medium-term notes issued1	39	10	16
Interest payable on bank loans and overdrafts1	5	3	3
Interest payable on RCF1	1	1	5
Interest payable on foreign exchange swaps2	19	14	9
Interest payable on leases	10	6	7
Amortisation of discount on provisions	3	-	-
Fair value loss on hedge ineffectiveness	2	-	8
Fair value adjustment on debt repayment	-	-	4
Fair value loss on other derivatives3	-	-	26
Total finance cost	79	34	78

1. Interest expense on financial liabilities held at amortised cost.

2. Interest payable on foreign exchange swaps including coupon interest payable for the year was £26m (2021: £17m). £8m has been reported in other comprehensive income due to hedge accounting (2021: £4m).

3. Fair value loss on other derivatives relates to $335m SBU entered into since February 2019 ($170m in February 2019 and $165m in July 2019) which did not qualify for hedge accounting. The instrument provided an annual interest benefit of 1.9% of the outstanding principal and was closed out in August 2020 with a full-year loss of £26m excluding interest accrued.

4. Finance income

	2022 £m	2021 £m	2020 £m
Bank interest received	5	1	2
Interest receivable on foreign exchange swaps	-	-	3
Fair value gain on hedge ineffectiveness	22	-	-
Hyperinflation accounting adjustment	22	3	-
Interest on net defined benefit asset	-	-	1
Total finance income	49	4	6

Adjusted interest

Adjusted interest is calculated by adjusting the reported finance income and costs by the net interest from amortisation of discount on legacy provisions and by hedge accounting recognised in other comprehensive income. Fair value is equal to carrying value for all cash and cash equivalents.

	2022 AER £m	2021 AER £m
Finance cost	79	34
Finance income	(49)	(4)
Add back:
Amortisation of discount on legacy provisions	(3)	-
Gain on hedge accounting recognised in finance income/cost	21	4
Adjusted interest	48	34

5. Income tax expense

Analysis of charge in the year:

	2022 £m	2021 £m	2020 £m
UK corporation tax at 19.0% (2021: 19.0%; 2020: 19.0%)	17	9	9
Overseas taxation	59	48	61
Adjustment in respect of previous periods	2	(3)	(3)
Total current tax	78	54	67
Deferred tax (credit)/expense	(3)	21	(17)
Deferred tax adjustment in respect of previous periods	(11)	(13)	(6)
Total deferred tax	(14)	8	(23)
Total income tax expense	64	62	44

The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year's taxable profits and any adjustment relating to prior years. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity. In this case the tax is also recognised in other comprehensive income or equity as appropriate.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group's subsidiaries and associates operate and generate taxable income.

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affect neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.

Deferred tax assets and liabilities are offset against each other when the timing differences relate to income taxes levied by the same tax authority on an entity or different entities which are part of a tax consolidation and there would be the intention to settle on a net basis.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. The amount of deferred tax assets recognised at each balance sheet date is adjusted to reflect changes in management's assessment of future taxable profits that will enable the tax losses to be recovered. In recognising the deferred tax asset in respect of losses, management has estimated the quantum of future taxable profits over the next ten years as this is the period over which it is considered that profits can be reasonably estimated.

A deferred tax asset of £23m has been recognised in respect of losses (2021: £14m), of which £18m (2021: £12m) relates to UK losses carried forward at 31 December 2022. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £120m (2021: £41m) have not been recognised as at 31 December 2022 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset. Deferred tax assets are expected to be substantially utilised in the next 10 years.

At the balance sheet date the Group had tax losses of £230m (2021: £82m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, £74m (2021: £8m) will expire at various dates between 2022 and 2039.

The cash tax paid for the year was £77m (2021: £69m, 2020: £64m). The cash tax paid is expected to increase in future periods due to the acquisition of Terminix.

Effective tax rate

Effective tax rate is calculated by dividing adjusted income tax expense by adjusted profit before tax, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the Group's adjusted profit before tax from continuing operations.

	2022 AER £m	2022 CER £m	2021 AER/CER £m
Unadjusted income tax expense	64	63	62
Tax adjustments on:
Amortisation and impairment of intangible assets (excluding computer software)	24	22	18
One-off and adjusting items - operating	20	19	1
Net interest adjustments	(3)	(3)	(1)
Adjusted income tax expense (a)	105	101	80
Adjusted profit before tax (b)	532	515	416
Effective Tax Rate (a/b)	19.7%	19.7%	19.4%

6. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust (see note at the bottom of the Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares relate to the contingent issuable shares under the Group's long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

Adjusted earnings per share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue.

For the calculation of diluted earnings per share, 1,290,294 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2022 (31 December 2021: nil).

Details of the adjusted earnings per share are set out below:

	2022 £m	2021 £m	2020 £m
Profit from continuing operations attributable to equity holders of the Company	232	263	186
One-off and adjusting items	136	21	8
Amortisation and impairment of intangibles1	118	74	82
Net interest adjustments2	(18)	(4)	35
Tax on above items3	(41)	(18)	(26)
Adjusted profit from continuing operations attributable to equity holders of the Company	427	335	285

Weighted average number of ordinary shares in issue (million)	2,002	1,858	1,853
Adjustment for potentially dilutive shares (million)	12	8	10
Weighted average number of ordinary shares for diluted earnings per share (million)	2,014	1,866	1,863

Basic earnings per share	11.57p	14.16p	10.03p
Diluted earnings per share	11.51p	14.10p	9.98p
Basic adjusted earnings per share	21.34p	18.07p	15.37p
Diluted adjusted earnings per share	21.22p	17.99p	15.29p

1. Excluding computer software.

2. Includes: net interest credit from pensions £nil (2021: £nil; 2020: £1m); finance costs from hedge accounting recognised in other comprehensive income £nil (2021: £4m; 2020: £5m); IFRS 16 interest adjustment £nil (2021: £nil; 2020: £(2)m); interest fair value adjustment £21m (2021: £nil; 2020: £(38)m); discount unwind £(3)m (2021: £nil; 2020: £nil).

3. One-off and adjusting items - operating £20m (2021: £2m; 2020: £2m); amortisation and impairment of intangibles £25m (2021: £18m; 2020: £18m); net interest adjustments £(3)m (2021: £(1)m; 2020: £6m).

7. Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's Financial Statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid.

	2022 £m	2021 £m	2020 £m
2020 final dividend paid - 5.41p per share	-	100	-
2021 interim dividend paid - 2.09p per share	-	39	-
2021 final dividend paid - 4.30p per share	80	-	-
2022 interim dividend paid - 2.40p per share	42	-	-
Total	122	139	-

An interim dividend of 2.40p per share was paid on 12 September 2022 amounting to £42m. A final dividend in respect of 2022 of 5.15p per share is to be proposed at the Annual General Meeting on 10 May 2023.

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2022, but not recognised as a liability at year end, is £130m (2021: £80m).

8. Business combinations

During the year the Group purchased 100% of the share capital or trade and assets of 53 companies and businesses (2021: 52). The total consideration in respect of these acquisitions was £4,369m (2021: £314m) and the cash outflow from current and past period acquisitions net of cash acquired, was £1,018m (2021: £463m).

Acquisition of Terminix Global Holdings, Inc.

On 12 October the Group purchased 100% of the share capital of Terminix Global Holdings, Inc. (Terminix) based primarily in the USA. Terminix is the most recognised brand in US termite and pest management services and is a singularly focused pest management company. The transaction combined two of the world's leading pest control businesses to create the leading global pest control company, with approximately 4.9 million customers and 58,600 employees globally. The combined group is set up to enhance shareholder value by creating an enlarged platform for growth, particularly in North America.

Fair value of the purchase consideration was £4,110m, comprising Rentokil Initial ADSs of £3,007m, cash of £1,087m and replacement employee share awards of £16m.

Loans and borrowings of £749m acquired with Terminix were repaid in full shortly following completion of the acquisition.

Costs related to the acquisition of Terminix Global Holdings, Inc. recognised as an expense amounted to £68m recognised in operating costs and £16m recognised as the cost of issuing new shares in equity.

Goodwill represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

	Terminix Global Holdings, Inc. 2022 £m	Individually immaterial acquisitions 2022 £m	Total 2022 £m	2021 £m
Purchase consideration
- Cash paid	1,087	214	1,301	273
- Deferred and contingent consideration	-	45	45	41
- Equity interests1	3,023	-	3,023	-
Total purchase consideration	4,110	259	4,369	314
Fair value of net assets acquired	(934)	(87)	(1,021)	(83)
Goodwill from current-year acquisitions	3,176	172	3,348	231
Goodwill expected to be deductible for tax purposes	-	60	60	146

1. Equity interests in Rentokil Initial plc issued to shareholders of £3,007m and replacement employee share awards of £16m.

Deferred consideration of £22m and contingent consideration of £23m are payable in respect of the above acquisitions (2021: £13m and £28m respectively). Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year there were releases of contingent consideration liabilities not paid of £10m (2021: £1m).

The provisional fair values1 of assets and liabilities arising from acquisitions in the year are as follows:

	Terminix Global Holdings, Inc. 2022 £m	Individually immaterial acquisitions 2022 £m	Total 2022 £m	2021 £m
Non-current assets
- Intangible assets2	2,027	74	2,101	71
- Property, plant and equipment3	249	14	263	13
- Other non-current assets	143	-	143	2
Current assets4	701	28	729	37
Current liabilities5	(311)	(11)	(322)	(26)
Non-current liabilities6	(1,875)	(18)	(1,893)	(14)
Net assets acquired	934	87	1,021	83

1. The provisional fair values will be finalised in the 2023 Financial Statements. The fair values are provisional since the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

2. Includes £778m (2021: £70m) of customer lists, £1,292m (2021: £nil) of indefinite-lived brands and £31m (2021: £1m) of other intangibles.

3. Includes £200m (2021: £2m) of right-of-use assets.

4. Includes cash acquired of £322m (2021: £6m), inventory of £48m (2021: £3m) and trade and other receivables of £359m (2021: £28m).

5. Includes trade and other payables of £322m (2021: £26m).

6. Includes £445m of deferred tax liabilities relating to acquired intangibles (2021: £8m), £749m of debt that was acquired with the Terminix business and repaid in November 2022 (2021: £nil), lease liabilities of £214m (2021: £2m), termite damage claims provisions of £335m (2021: £nil) and other provisions of £140m (2021: £2m).

The cash outflow from current and past acquisitions is as follows:

	Terminix Global Holdings, Inc. 2022 £m	Individually immaterial acquisitions 2022 £m	Total 2022 £m	2021 £m
Total purchase consideration	4,110	259	4,369	314
Equity interests	(3,023)	-	(3,023)	-
Consideration payable in future periods	-	(45)	(45)	(41)
Purchase consideration paid in cash	1,087	214	1,301	273
Cash and cash equivalents in acquired companies and businesses	(313)	(9)	(322)	(6)
Cash outflow on current period acquisitions	774	205	979	267
Deferred consideration paid	-	39	39	196
Cash outflow on current and past acquisitions	774	244	1,018	463

From the dates of acquisition to 31 December 2022, these acquisitions (including Terminix) contributed £422m to revenue and £3m to operating profit (2021: £50m and £7m respectively).

If the acquisitions had occurred on 1 January 2022, the revenue and operating profit of the Group would have amounted to £5,109m and £444m respectively (2021: £3,031m and £357m respectively).

9. Intangible assets

A breakdown of intangible assets is as shown below:

	Goodwill £m	Customer lists £m	Indefinite-lived brands £m	Other intangibles £m	Product development £m	Computer software £m	Total £m
Cost
At 1 January 2021	1,653	824	-	66	40	145	2,728
Exchange differences	4	(13)	-	-	-	(2)	(11)
Additions	-	-	-	4	6	21	31
Disposals/retirements	-	(4)	-	(3)	-	(1)	(8)
Acquisition of companies and businesses¹	228	69	-	-	-	-	297
Hyperinflationary adjustment	3	-	-	-	-	-	3
At 31 December 2021	1,888	876	-	67	46	163	3,040
Exchange differences	(72)	(5)	(107)	2	(1)	6	(177)
Additions	-	-	-	-	10	27	37
Disposals/retirements	-	(180)	-	(12)	-	(1)	(193)
Acquisition of companies and businesses¹	3,352	779	1,292	23	-	11	5,457
Hyperinflationary adjustment	14	3	-	1	-	-	18
Disposal of companies and businesses	(1)	-	-	-	-	-	(1)
At 31 December 2022	5,181	1,473	1,185	81	55	206	8,181
Accumulated amortisation and impairment
At 1 January 2021	(45)	(585)	-	(47)	(27)	(102)	(806)
Exchange differences	1	10	-	-	-	1	12
Disposals/retirements	-	4	-	4	-	1	9
Impairment charge	-	-	-	-	-	(2)	(2)
Amortisation charge	-	(64)	-	(5)	(5)	(15)	(89)
At 31 December 2021	(44)	(635)	-	(48)	(32)	(117)	(876)
Exchange differences	1	(31)	-	(2)	-	(5)	(37)
Disposals/retirements	-	179	-	12	-	1	192
Hyperinflationary adjustment	-	(1)	-	-	-	-	(1)
Impairment charge	(22)	-	-	-	-	-	(22)
Amortisation charge	-	(85)	-	(6)	(5)	(22)	(118)
At 31 December 2022	(65)	(573)	-	(44)	(37)	(143)	(862)
Net book value
At 1 January 2021	1,608	239	-	19	13	43	1,922
At 31 December 2021	1,844	241	-	19	14	46	2,164
At 31 December 2022	5,116	900	1,185	37	18	63	7,319

1. Includes current-year acquisitions of £5,449m (2021: £301m) as well as adjustments to prior-year acquisitions within the measurement period.

10. Property, plant and equipment

A breakdown of property, plant and equipment is shown below:

	Land and buildings £m	Service contract equipment £m	Other plant and equipment £m	Vehicles and office equipment £m	Total £m
Cost
At 1 January 2021	87	524	186	200	997
Exchange differences	(4)	(27)	(9)	(5)	(45)
Additions	3	94	13	19	129
Disposals	(2)	(73)	(3)	(18)	(96)
Acquisition of companies and businesses1	3	-	1	8	12
Reclassification from IFRS 16 ROU assets2	-	-	-	6	6
At 31 December 2021	87	518	188	210	1,003
Exchange differences	5	27	11	15	58
Additions	7	112	19	19	157
Disposals	(1)	(72)	(7)	(27)	(107)
Acquisition of companies and businesses1	29	2	4	30	65
Reclassification from IFRS 16 ROU assets2	-	-	-	8	8
At 31 December 2022	127	587	215	255	1,184
Accumulated depreciation and impairment
At 1 January 2021	(30)	(310)	(132)	(122)	(594)
Exchange differences	1	16	7	3	27
Disposals	1	72	2	15	90
Depreciation charge	(3)	(92)	(12)	(21)	(128)
At 31 December 2021	(31)	(314)	(135)	(125)	(605)
Exchange differences	(3)	(18)	(8)	(11)	(40)
Disposals	1	72	6	25	104
Impairment charge	(8)	-	-	-	(8)
Depreciation charge	(3)	(96)	(14)	(27)	(140)
At 31 December 2022	(44)	(356)	(151)	(138)	(689)
Net book value
At 1 January 2021	57	214	54	78	403
At 31 December 2021	56	204	53	85	398
At 31 December 2022	83	231	64	117	495

1. Includes current-year acquisitions of £64m (2021: £11m) as well as adjustments to prior-year acquisitions within the measurement period.

2. Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets.

11. Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash at bank and in hand includes £13m (2021: £7m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

Cash at bank and in hand also includes £69m (2021: £66m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if not required for operational purposes in country.

Fair value is equal to carrying value for all cash and cash equivalents.

	2022 £m	2021 £m
Cash at bank and in hand	1,713	554
Money market funds	236	52
Short-term bank deposits	221	62
Cash and cash equivalents in the Consolidated Balance Sheet	2,170	668
Bank overdraft	(1,291)	(426)
Cash and cash equivalents in the Consolidated Cash Flow Statement	879	242

12. Reconciliation of net changes in cash and cash equivalents to net debt

Reconciliation of net change in cash and cash equivalents to net debt:

	Opening 2022 £m	Cash flows £m	Non-cash (fair value changes, accruals and acquisitions) £m	Non-cash (foreign exchange and other) £m	Closing 2022 £m
Bank and other short-term borrowings	(459)	(121)	(771)	(4)	(1,355)
Bank and other long-term borrowings	(1,256)	(2,257)	-	(61)	(3,574)
Lease liabilities	(217)	114	(225)	(139)	(467)
Other investments	1	-	-	-	1
Fair value of debt-related derivatives	(22)	(7)	19	(61)	(71)
Gross debt	(1,953)	(2,271)	(977)	(265)	(5,466)
Cash and cash equivalents in the Consolidated Balance Sheet	668	1,591	-	(89)	2,170
Net debt	(1,285)	(680)	(977)	(354)	(3,296)

	Opening 2021 £m	Cash flows £m	Non-cash (fair value changes, accruals and acquisitions) £m	Non-cash (foreign exchange and other) £m	Closing 2021 £m
Bank and other short-term borrowings	(1,591)	1,135	(12)	9	(459)
Bank and other long-term borrowings	(1,338)	15	(12)	79	(1,256)
Lease liabilities	(215)	94	(5)	(91)	(217)
Other investments	172	(171)	-	-	1
Fair value of debt-related derivatives	7	31	(3)	(57)	(22)
Gross debt	(2,965)	1,104	(32)	(60)	(1,953)
Cash and cash equivalents in the Consolidated Balance Sheet	1,950	(1,267)	-	(15)	668
Net debt	(1,015)	(163)	(32)	(75)	(1,285)

13. Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1	- unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	- inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and
Level 3	- inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC

14. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group's bank debt comprises:

	Facility amount 2022 £m	Drawn at year end 2022 £m	Headroom 2022 £m	Interest rate at year end 2022%
Non-current
$700m term loan due October 2025	579	579	-	4.9
$1.0bn RCF due October 2027	827	-	827	0.14

	Facility amount 2021 £m	Drawn at year end 2021 £m	Headroom 2021 £m	Interest rate at year end 2021%
Non-current
£550m RCF due August 2025	550	-	550	0.14

During the year the Group amended, extended and increased its RCF with 16 relationship banks from £550m to $1.0bn in order to provide additional liquidity headroom in relation to the acquisition of Terminix Global Holdings, Inc. The RCF was undrawn throughout 2021 and 2022.

In addition, the Group entered into a £120m uncommitted RCF facility with ING Bank N.V. which was drawn down in full and repaid during the period. This facility was cancelled on 30 June 2022.

In June 2022, the Group issued three new bonds: €850m 5-year at 3.875%; €600m 8-year at 4.375%; and £400m 10-year at 5.0%. These bonds fully covered the $1.3bn cash element of the Terminix transaction consideration.

In October 2022 the Group drew down $700m on its term loan at floating interest rate based on SOFR plus a 60bps margin.

Medium-term notes and bond debt comprises:

	Bond interest coupon 2022	Effective hedged interest rate 2022	Bond interest coupon 2021	Effective hedged interest rate 2021
Non-current
€400m bond due November 2024	Fixed 0.95%	Fixed 3.21%	Fixed 0.95%	Fixed 3.08%
€500m bond due May 2026	Fixed 0.875%	Fixed 1.78%	Fixed 0.875%	Fixed 1.54%
€850m bond due June 2027	Fixed 3.875%	Fixed 3.98%	-	-
€600m bond due October 2028	Fixed 0.5%	Fixed 1.3%	Fixed 0.50%	Fixed 1.08%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.38%	-	-
£400m bond due June 2032	Fixed 5.0%	Fixed 5.11%	-	-
Average cost of bond debt at year-end rates		3.28%		1.78%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group's hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group considers the fair value of other current liabilities to be equal to the carrying value.

15. Operating cash and Free Cash Flow

	2022 £m	2021 £m	2020 £m
Operating Profit	317	347	294
Adjustments for:
- Depreciation and impairment of property, plant and equipment	148	128	132
- Depreciation and impairment of leased assets	106	78	78
- Amortisation and impairment of intangible assets (excluding computer software)	118	74	82
- Amortisation and impairment of computer software	22	17	19
- Other non-cash items	8	6	(1)
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
- Inventories	(4)	(3)	(23)
- Contract costs	(10)	(5)	(2)
- Trade and other receivables	37	59	(19)
- Accrued income	(32)	-	2
- Trade and other payables and provisions	(75)	(43)	78
- Contract liabilities	81	11	13
Cash generated from operating activities	716	669	653

Purchase of property, plant and equipment	(153)	(128)	(130)
Purchase of intangible fixed assets	(37)	(32)	(23)
Capital element of lease payments and initial direct costs incurred	(104)	(88)	(83)
Proceeds from sale of property, plant and equipment	5	7	6
Cash impact of one-off and adjusting items	59	27	7
Dividends received from associates	4	4	12
Adjusted Cash Flow	490	459	442
Interest received	13	5	8
Interest paid	(52)	(42)	(49)
Income tax paid	(77)	(69)	(64)
Free Cash Flow	374	353	337

Free Cash Flow

The Group aims to generate sustainable cash flow (Free Cash Flow) in order to support its acquisition programme and to fund dividend payments to shareholders. Free Cash Flow is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. A reconciliation of Free Cash Flow from net cash from operating activities is provided in the table below:

	2022 AER £m	2021 AER £m
Net cash from operating activities	600	563
Purchase of property, plant, equipment and intangible fixed assets	(190)	(160)
Capital element of lease payments and initial direct costs incurred	(104)	(88)
Proceeds from sale of property, plant, equipment and software	5	7
Cash impact of one-off and adjusting items	59	27
Dividends received from associates	4	4
Free Cash Flow	374	353

Adjusted Free Cash Flow conversion

Adjusted Free Cash Flow conversion is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income.

	2022 AER £m	2021 AER £m
Adjusted Profit After Tax	427	336
Free Cash Flow	374	353
Product development additions	10	7
Net investment hedge cash interest through Other Comprehensive Income	8	4
Adjusted Free Cash Flow	392	364
Free Cash Flow conversion	91.8%	108.3%

16. Retirement benefit obligations

Apart from contributions to legally required social security state schemes, the Group operates a number of pension schemes around the world covering many of its employees.

The principal pension scheme in the Group is the UK Rentokil Initial 2015 Pension Scheme (RIPS) which has a defined contribution section and a number of defined benefit sections, the largest of which has now been wound up following a buy-out agreement with Pension Insurance Corporation plc (PIC) to take over the payment of the liabilities in the scheme.

The largest retirement benefit obligation in the Group is now the Rentokil Initial Irish Pension Scheme (which is in a surplus position).

A number of much smaller defined benefit and defined contribution schemes operate elsewhere which are also funded through payments to trustee-administered funds or insurance companies.

Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Judgement is required in determining these actuarial assumptions, but this is not considered by management to be a significant accounting judgement as defined under IAS 1.

RIPS

On 4 December 2018 the Trustee entered into a binding agreement with PIC to insure the liabilities of the RIPS, known as a buy-in. In December 2021 the final true-up premium was paid to PIC and on 24 February 2022 the insurance policy with PIC was transferred to the individual members of the scheme and buy-out was completed. Accordingly in 2022 both the Scheme's assets and liabilities have been reduced by the policy value (£1,159m). The wind-up of the scheme was completed in December 2022 and the remaining surplus of £22m was refunded to the Company.

The defined benefit schemes of the RIPS were reappraised semi-annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19R requirements (including schemes which are insured under a buy-in contract). The assumptions used for the RIPS are shown below:

	24 February 2022	31 December 2021
Weighted average %
Discount rate	2.6%	2.0%
Future salary increases	n/a	n/a
Future pension increases	3.6%	3.3%
RPI inflation	3.7%	3.4%
CPI inflation	3.0%	2.7%

The movement in the net defined benefit obligation for all Group pension schemes over the accounting period is as follows:

	Present value of obligation 2022 £m	Fair value of plan assets 2022 £m	Total 2022 £m	Present value of obligation 2021 £m	Fair value of plan assets 2021 £m	Total 2021 £m
At 1 January	(1,313)	1,305	(8)	(1,481)	1,461	(20)
Current service costs1	(2)	-	(2)	(1)	-	(1)
Past service costs1	(1)	-	(1)	1	-	1
Settlement gain	4	-	4	22	(21)	1
Transfer of RIPS annuity policies (buy-out)	1,159	(1,159)	-	-	-	-
Administration expenses1	4	(4)	-	-	-	-
Interest on defined benefit obligation/asset1	(5)	5	-	(21)	21	-
Exchange difference	(3)	2	(1)	2	(1)	1
Total pension income/(expense)	1,156	(1,156)	-	3	(1)	2
Remeasurements:
- Remeasurement gain/(loss) on scheme assets	-	(79)	(79)	-	(78)	(78)
- Remeasurement gain/(loss) on obligation²	81	-	81	79	-	79
Contributions:
- Employers	(1)	-	(1)	(1)	8	7
- Benefit payments	12	(10)	2	87	(85)	2
- Refund of surplus	-	(22)	(22)	-	-	-
At 31 December	(65)	38	(27)	(1,313)	1,305	(8)

Retirement benefit obligation schemes3	(49)	19	(30)	(63)	36	(27)
Retirement benefit asset schemes4	(16)	19	3	(1,250)	1,269	19

1. Service costs and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and finance income.

2. The actuarial movement on the UK RIPS comprises remeasurement gain arising from changes in demographic assumptions of £nil (2021: gain of £3m, 2020: gain of £16m), remeasurement gain arising from changes in financial assumptions of £82m (2021: gain of £75m, 2020: loss of £117m) and a remeasurement loss arising from experience of £7m (2021: loss of £1m, 2020: gain of £25m).

3. Benefit plans in an obligation position include plans situated in Thailand, the UK, Martinique, Trinidad and Tobago, Norway, South Africa, Germany, Austria, France, Italy, South Korea, Philippines, India, Hong Kong and Saudi Arabia.

4. Benefit plans in an asset position include plans situated in Australia, Barbados and Ireland.

Included in the table above is a net defined benefit surplus in relation to the UK RIPS of £nil (2021: £18m, 2020: £18m) recognised as defined benefit obligation of £nil (2021: £1,248m, 2020: £1,369m) and plan assets of £nil (2021: £1,266m, 2020: £1,388m). Of the £65m (2021: £1,313m, 2020: £1,481m) of obligations, £20m (2021: £17m, 2020: £18m) is unfunded.

Total contributions payable to defined benefit pension schemes in 2023 are expected to be less than £1m.

The fair value of plan assets at the balance sheet date is analysed as follows:

	2022 £m	2021 £m
Equity instruments	2	3
Debt instruments - unquoted	15	16
Insurance policies	-	1,239
Other	21	47
Total plan assets	38	1,305

17. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

Future cash flows relating to these obligations are discounted when the effect is material. This year the US is the only country where the effect of discounting is material. The discount rates used are based on government bond rates in the country of the cash flows, and were between 3.5% and 5.875% (2021: 0.9%) for the US.

	Termite damage claims £m	Self- insurance £m	Environmental £m	Other £m	Total £m
At 1 January 2021	-	32	14	18	64
Exchange differences	-	-	(1)	-	(1)
Additional provisions	-	18	-	6	24
Used during the year	-	(14)	(2)	(9)	(25)
Unused amounts reversed	-	(1)	-	(2)	(3)
Acquisition of companies and businesses	-	2	-	-	2
At 31 December 2021	-	37	11	13	61

At 1 January 2022	-	37	11	13	61
Exchange differences	(28)	(7)	-	-	(35)
Additional provisions	3	30	-	8	41
Used during the year	(10)	(26)	(2)	(8)	(46)
Unused amounts reversed	-	(6)	-	(2)	(8)
Acquisition of companies and businesses	335	136	3	1	475
Unwinding of discount on provisions	3	1	-	-	4
At 31 December 2022	303	165	12	12	492

	2022 Total £m	2021 Total £m
Analysed as follows:
Non-current	359	34
Current	133	27
Total	492	61

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the rate and cost of future claims (based on historical and forecast information), customer churn rates and discount rates. These provisions are expected to be substantially utilised within the next 20 years. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisers) and as such the value of the provisions are also likely to change.

The sensitivity of the liability balance to changes in the inputs is illustrated as follows:

●
Discount rate - this exposure is largely based within the United States, therefore measurement is based on a US risk-free rate. As we have seen during 2022, interest rates (and therefore discount rates) have moved up and are at their highest in over a decade. Rates could move in either direction and management has modelled that an increase/decrease of 5% in yields (from 4.31% to 4.53%) would reduce/increase the provisions by £3m. Over the 12 months to 31 December 2022, as a result, inter alia, of the conflict in Ukraine, risk-free rate yields have risen from c.0.9% to 4.31%.

●
Claim cost - claim cost forecasts have been based on the latest available historical settled Terminix claims. Claims costs are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has determined the historical time period for each material category of claim, between 6 months and 5 years, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim costs and therefore future material changes in provisions. Management has modelled that a structural increase/decrease of 5% in total claim costs would increase/decrease the provision by c.£14m. Over the 12 months to 31 December 2022, as a result of supply chain issues caused by the COVID pandemic and other macro-economic factors, in year costs per claim rose by c.17%.

●
Claim rate - management has estimated claim rates based on statistical historical incurred claims. Data has been captured and analysed by a third party agency, used by Terminix over many years, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group's control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provisions by c.£14m, accordingly. Over the 12 months to 31 December 2022 claim rates fell by c.16%.

●
Customer churn rate - If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed by a third party agency, used by Terminix over many years, to establish incidence curves for customer churn, and forward looking assumptions have been made based on these curves. Changes in churn rates are subject to macro-economic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provisions by c.£10m up or down, accordingly. On average over the last 10 years churn rates move by +/- c.1.2% per annum.

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management's assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that 50% to 75% of claims should settle within the next five years.

Environmental

The Group owns a number of properties in Europe and the US where there is land contamination. Provisions are held for the remediation of such contamination. These provisions are expected to be substantially utilised within the next five years.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to properties the Group no longer occupies such as security, utilities and insurance. Existing provisions are expected to be substantially utilised within the next five years.

18. Share capital

During the year, 656,206,920 new shares were issued in relation to the acquisition of Terminix Global Holdings, Inc. and 4,500,000 new shares were issued in relation to employee share schemes.

	2022 £m	2021 £m
Issued and fully paid
At 31 December - 2,520,039,885 shares (2021: 1,859,332,965)	25	19

19. Post balance sheet events

There have been no other significant post balance sheet events affecting the Group since 31 December 2022.

20. Legal statements

The financial information for the year ended 31 December 2022 contained in this preliminary announcement has been approved by the Board and authorised for release on 16 March 2022.

The financial information in this statement does not constitute the Company's statutory accounts for the years ended 31 December 2022 or 2021. The financial information for 2021 and 2022 is derived from the statutory accounts for 2021 (which have been delivered to the registrar of companies) and 2022 (which will be delivered to the registrar of companies following the AGM in May 2023). The auditors have reported on the 2021 and 2022 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The statutory accounts for 2022 are prepared in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The accounting policies (that comply with IFRS) used by Rentokil Initial plc ("the Group") are consistent with those set out in the 2021 Annual Report. A full list of policies will be presented in the 2022 Annual Report. For details of new policies applicable to the Group in 2022 and their impact please refer to Note 1.

21. 2022 Annual Report

Copies of the 2022 Annual Report will be sent to shareholders who have elected to receive hard copies on or around 4 April 2023 and will also be available from the Company's registered office by contacting the Company Secretariat (secretariat@rentokil-initial.com) and at www.rentokil-initial.com in PDF format.

22. Financial calendar

The Company's Annual General Meeting will be held at, and be broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY from 3.00pm on 10 May 2023. Shareholders should refer to the Notice of Meeting and the Company's website at www.rentokil-initial.com/agm for further information on the AGM.

23. Responsibility statements

The Directors consider that the Annual Report, which includes the Financial Statements, complies with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority in respect of the requirement to produce an annual financial report.

Each of the Directors, whose names and functions are set out in the 2022 Annual Report, confirms that, to the best of their knowledge:

●
the Group Financial Statements, which have been prepared in accordance with UK-adopted International Accounting Standards, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

●
the Company's Financial Statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework', give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

●
the Annual Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

By Order of the Board

Andy Ransom

Chief Executive

16 March 2023

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group") (including preliminary results for the year ended 31 December 2022), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies; the availability of a suitably skilled and qualified labour force to maintain the Group's business; the Group's ability to attract, retain and develop key personnel to lead the business; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; inflationary pressures, such as increases in wages, fuel prices and other operating costs; supply chain issues, which may result in product shortages or other disruptions to the Group's business; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; cybersecurity breaches, attacks and other similar incidents; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards, as well as contractual obligations, relating to data privacy and security; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 March 2023	RENTOKIL INITIAL PLC
/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: Cheif Financial Officer